YOUR TICKET TO

INFINITE POSSIBILITIES

SEC: V.I.P.   **ROW: 1**   **SEAT: 1**

48th

ANNUAL REPORT 2004



A MOTORSPORTS ENTERTAINMENT COMPANY

ISC 2004 ANNUAL REPORT
"INFINITE POSSIBILITIES"



YOUR TICKET TO
INFINITE POSSIBILITIES
SEC: V.I.P.
ROW: 1
SEAT: 1
48th
ANNUAL REPORT 2004
ISC
A MOTORSPORTS ENTERTAINMENT COMPANY

POSITIONED TO FURTHER INCREASE OUR LEADERSHIP STATUS BY CONTINUING TO CREATE AND DELIVER SUPERIOR MOTORSPORTS ENTERTAINMENT AND RELATED INVESTMENT OPPORTUNITIES.



ISC A MOTORSPORTS ENTERTAINMENT COMPANY



"When the doors of perception
are cleansed, man will see things
as they truly are—infinite."

-William Blake (1757-1827)

LETTER TO OUR SHAREHOLDERS



Lesa France Kennedy, President

"Coming off a very strong year, we are excited for what lies ahead for ISC in the near and long term. The motorsports industry looks as healthy as ever, and we are ideally positioned to support its continued growth while capitalizing on additional opportunities for the future of our company."

Lesa France Kennedy

Driven by our long-term strategy of enhancing the guest experience for our events, International Speedway Corporation listens closely to our fans, competitors and business partners. It is this ongoing commitment to guests and partners that contributed to our record results for fiscal 2004, highlighted by increased revenue across all our major revenue categories.

We implemented several strategic initiatives this past year to position ourselves for continued future success. Most notable was the acquisition of Martinsville Speedway, which hosts several successful events annually, including NASCAR NEXTEL Cup races that have both sold out for at least the last decade. In addition to offering multiple opportunities for long-term growth, the Martinsville acquisition was structured in a way that allowed us to use the proceeds from the sale of North Carolina Speedway to acquire Martinsville under favorable tax treatment. In addition, the sale of North Carolina permitted us to settle the Ferko litigation, thereby releasing ISC from liability for any and all future similar claims, and enabling us to focus on our future.

As a result of our initial schedule realignment efforts, during 2004 California Speedway successfully hosted its inaugural Labor Day NASCAR NEXTEL Cup weekend. The NEXTEL Cup event finished "under the lights" in front of a near-capacity crowd and posted strong television results. In addition, the NASCAR Busch Series race drew significantly higher attendance over the prior year's race at Darlington. We also posted a sizeable increase in hospitality and sponsorship revenue for the event weekend. For 2005, we have announced additional realignment including a second NEXTEL Cup race at Phoenix International Raceway. As part of the realignment, California's spring NEXTEL Cup event followed the sport's biggest race—the Daytona 500—and Darlington Raceway's remaining NEXTEL Cup event will run "under the lights" in May. In addition, Watkins Glen International will host IRL IndyCar and NASCAR Busch series races, which were realigned from Nazareth Speedway. We expect this latest round of realignment will positively impact revenue and earnings beginning in 2005, while enhancing the long-term value of our portfolio of events.

At the industry level, several developments increased awareness and exposure for NASCAR racing, creating significant opportunities for the sport's constituents and escalating NASCAR's appeal to broadcasters and sponsors.

The inaugural NEXTEL Cup season was a resounding success. Nextel surpassed expectations by promoting their series sponsorship through aggressive advertising and broad-based cross marketing campaigns with NASCAR. Moreover, Nextel's commitment to the preservation of stock car racing's rich history also drew considerable praise from long-time fans and participants. Looking ahead, we expect this partnership will continue to reap benefits for the entire industry as NASCAR racing further penetrates the American mainstream.

The inaugural NASCAR NEXTEL Cup Chase for the Championship was also successful in 2004. The new format elevated fan and media interest, particularly during a period of significant competition for fan attention from other major sports events, and created the closest championship race in Cup history. Television viewership was very strong for the Chase as average households were up 15 percent over the last ten races of 2003.

As we look to 2005, we expect to post another record year driven by growth in all our major revenue categories.

Broadcast revenues are anticipated to grow at 18 percent on a comparable event basis, and we expect to see growth in admissions revenue, driven by modest ticket price increases and attendance for our events.

Sponsorship and hospitality revenue is also expected to continue to increase in 2005. Our commitment to enhancing our facility portfolio strengthens our standing as a preferred



James C. France, Chief Executive Officer

"ISC strengthened its national presence in the past year and now turns an eager and optimistic eye to the future. Significant opportunities exist for growth through internal strategies and external initiatives, designed to create a more successful company for employees, shareholders and stakeholders."

Jim France

partner to major corporate advertisers. Moreover, our meticulous attention to building and strengthening partner relationships enables them to maximize their return on investment, which results in strong sponsor satisfaction.

We will continue investing capital in our facilities to drive revenue and provide the best possible experience for our guests and partners. We recently completed the infield



William C. France, Chairman of the Board

"The Company's ongoing success has been driven by sound business strategies put in place over the years, resulting in an outstanding growth track record. In addition, ISC boasts the management depth and experience to propel that tradition of operational excellence into the future."

renovation at Daytona International Speedway, creating a more modern, fan- and competitor-friendly environment along with several unique revenue generating opportunities. We are conducting a similar renovation at Michigan International Speedway, which will include the addition of 900 club seats and an incremental six luxury suites, and will be adding 1,600 new grandstand seats at Kansas Speedway later this year.

Our long-term facility development initiatives continue to advance in the New York City borough of Staten Island and the Pacific Northwest. However, these efforts are not without their challenges. Our Staten Island project is contingent upon the successful completion of a complex city approval process and the results of our detailed feasibility study. In the Pacific Northwest, our search continues for a suitable location in that region. Nonetheless, we are optimistic our efforts will proceed as planned and expect to open both facilities in 2010, with a potential for late 2009.

Looking toward the future, we continue to explore opportunities to grow the Company and build incremental shareholder value through strategic business opportunities that complement our expertise and core competencies. We believe significant opportunities exist and we will pursue them diligently. Nonetheless, fiduciary responsibility remains our foremost duty and our strong track record of measured and prudent growth is a testament to our commitment.

In conclusion, we look forward to a successful 2005 and beyond, driven by the leadership of our seasoned management team and ISC's sound business principles.

Thank you for continued support of ISC and we will see you at the races!

BOUNDLESS

SEC: 1   **ROW:** 1   **SEAT:** 1

Since the 1950s, we have paved the way, capitalizing on boundless opportunities.





California Speedway

Beginning with the first running of the Daytona 500 in 1959, International Speedway Corporation ("ISC" or the "Company") has grown from a regional motorsports promoter into a national leader in motorsports entertainment. We manage over one million grandstand seats and 500 luxury suites across 11 major motorsports facilities. Seven of these facilities are located in top 20 U.S. media markets including Daytona International Speedway in Florida, home of the Daytona 500, and California Speedway near Los Angeles, the nation's number two media market. Other track ownership includes an indirect 37.5 percent interest in Chicagoland Speedway and Route 66 Raceway near Chicago, Illinois, the third largest media market in the country.

Hosting over 100 events annually, our broad geographic reach enables us to attract and retain guests while enhancing corporate partnerships and broadcast relationships to drive revenue growth.

ISC's strong history of financial and operational success is a testament to the leadership of our seasoned management team and its steadfast commitment to excellence. Moreover, the focused execution of our proven business model has resulted in a sustained track record of growth over the years, reinforced by the outstanding results of 2004. Finally, management's ability to create and capitalize on strategic growth initiatives will continue to drive the future success of the Company.

UNSURPASSED

SEC: 2   ROW: 1   SEAT: 1

Intelligent planning yielded unsurpassed, record results that lead the way toward an even stronger outlook as we enter 2005.



Darlington Raceway

RECORD RESULTS... STRONG OUTLOOK



2004 was a very successful and pivotal year for ISC, highlighted by record revenue and earnings results. Full year revenues increased approximately 18 percent over 2003 driven primarily by our mid-year acquisition of Martinsville Speedway and the realignment of a NASCAR NEXTEL Cup Series weekend from North Carolina Speedway to California for 2004. As we sold the assets of North Carolina this past July and held Nazareth Speedway for sale as of year end, those operations are recorded as discontinued for all periods presented. On a comparable event basis, revenue and earnings for continuing operations increased more than ten percent, led higher by the industry-wide 21 percent increase in NASCAR NEXTEL Cup and Busch series broadcast revenue, strong increases in combined sponsorship and hospitality income, as well as higher attendance-related revenues.

One of the most notable developments in 2004 was our acquisition of Martinsville. Consistent with our key strategy of enhancing our portfolio of events and venues, through this acquisition we've added two NASCAR NEXTEL Cup events, which historically sell out, as well as two successful NASCAR Craftsman Truck races and a Late Model Stock Car event. In addition, Martinsville affords multiple long-term growth opportunities including enhanced amenities and capacity expansion. Leveraging our strong corporate relationships will also drive growth in sponsorship revenue at the facility. Finally, Martinsville's management group and team of employees have made strong additions to the ISC family.

The acquisition was structured in a way that allowed us to use the proceeds from the sale of North Carolina to acquire Martinsville under favorable tax treatment. The sale of North Carolina also permitted us to settle the Ferko litigation, thereby releasing us from liability for any and all future similar claims. Although we believe a positive outcome would have ultimately been reached, the ensuing uncertainty from a lengthy trial process could have hindered our initiatives and the growth of the industry. Therefore, we crafted a business solution, namely the Martinsville acquisition combined with the sale of North Carolina, which resulted in the best possible outcome for all parties involved. The litigation has been placed behind us and we can now focus on growing our business.



Another noteworthy development of the past year was the success of our schedule realignment. NASCAR implemented an initiative to grow the sport by allowing track operators to transfer events within their portfolio to major underserved markets in an effort to reach the widest audience possible. Driven by the demand of a growing fan base in the western U.S., we transferred an additional NEXTEL Cup event weekend to California beginning in 2004. Held over Labor Day weekend, the Cup race drew almost 100,000 paid attendees, more than a 65 percent increase compared to the same calendar weekend event in 2003. Viewership also increased six percent as a result of the race being broadcast live during East coast prime time.



Building upon our success in California, we have realigned an incremental NEXTEL Cup race weekend to Phoenix International Raceway beginning in 2005. We view the western U.S. as an immature, growing market for motorsports with significant long-term growth prospects. We believe an additional date in the region is necessary to cultivate



that growing fan base while further strengthening our national footprint and enhancing our appeal to corporate sponsors and broadcasters. We have recently installed lighting at Phoenix in order for the spring Cup event to finish "under the lights," which we believe will result in higher attendance and television viewership over the long-term.

Additional 2005 realignment included the movement of California's spring race to the weekend following the Daytona 500. We believe the second Cup event weekend of the season in America's number two media market builds off the momentum generated throughout Daytona's Speedweeks events and over the long-term be successful with NASCAR fans, sponsors and broadcasters. The new calendar date also provides a better weather window than historically seen for that event weekend in the Southeast.

As a result of the realignment of a second date to Phoenix, Darlington Raceway will host only one Cup event in 2005. The race is scheduled for May when there is typically milder weather compared to the facility's historical early spring date. We believe the thrill of competing "under the lights"



on the track "Too Tough to Tame" will continue to be a homerun with fans, sponsors and broadcasters.

Finally, Watkins Glen International will host NASCAR Busch and IRL IndyCar events beginning in 2005. These races were realigned from Nazareth after the 2004 season, as we believe we can grow them more quickly in their new venue. The Busch event will run on the same weekend as the facility's Cup race in August, and open wheel racing will make its return to the historic facility in late September.

In fact, last year the IRL IndyCar Series announced the addition of two road course events to its 2005 schedule, the series' tenth season. Road racing adds a new element of competition for drivers and is expected to continue raising fan and media interest. In addition, the series recently extended its broadcasting agreements with ABC and ESPN, one of the longest running broadcast partnerships in motorsports, through 2009. The series has committed to work closely with its broadcast partners to enhance coverage of its events to drive fan viewership and awareness. Last year, five of six non sold-out IRL IndyCar events at ISC facilities posted increased attendance over the prior year, a sign of the growing popularity of this open wheel series. We believe the series will continue to grow and remain bullish on the IRL as a long-term opportunity for the Company.

We also remain encouraged by the continued success of the Grand American Road Racing Association and its Grand American Rolex Sports Car Series, which showcases some of the world's most competitive sports car racing. The 2005 season kicked off with the 43rd running of the Rolex 24 at Daytona. Superstars from around the world, including five NASCAR NEXTEL Cup Series champions, competed in the famed endurance race, resulting in one of the biggest and most successful events in the history of the Rolex 24.

UNPARALLELED

SEC: 3   ROW: 1   SEAT: 1

Our event and facility portfolio is unparalleled in the motorsports entertainment industry.





Richmond International Raceway

SUCCESSFUL EXECUTION OF MARKETING INITIATIVES

Admissions revenue for 2004 was driven by increased attendance at many races during the year. In addition to large audiences for our Cup events, we posted higher overall attendance at our comparable NASCAR Busch and Craftsman Truck series races during the year. We are pleased with the positive attendance trends seen in 2004 and look forward to a strong 2005, supported by the realignment of several events as well as improved fan amenities and initiatives designed to attract and retain the consumer.

Our consumer marketing efforts continue to generate significant results. We have made solid progress in reaching out to and serving the customer through our innovative technology-driven initiatives. These initiatives are designed to complement our long-term strategy of combining many of our information technology assets into a single destination for customers, thereby capturing future growth through incremental revenue opportunities. For example, our state-of-the-art Internet-based platform includes individual track sites integrated with our proprietary ticketing solution that is simple to use, offers 24/7 access, features panoramic 3D virtual viewing capability for grandstand and suite seating and provides one-stop shopping for tickets and merchandise. Complementing our Internet-based platform is our centralized contact center, primarily created to capture lost or abandoned calls from customers to the various tickets offices located at our tracks. Combining for more than 40 percent of gross ticket revenue for 2004, both our contact center and Internet initiatives have experienced great success. In addition to lowering transaction costs and call abandonment rates, these initiatives are helping us shorten the renewal process, allowing us to begin public sale of event tickets further in advance. Finally, we have also increased the speed in which we answer customer calls, resulting in higher customer service and satisfaction.

In addition to driving ticket sales for our events, we are focusing our efforts on increasing guest spending through unique RFID-enabled ("Radio Frequency Identification") wristband technology that provides secure identification and age verification systems, and enables customers to purchase concessions and merchandise quickly and easily using the fast, secure self-checkout station which is linked to a pre-authorized credit card. This is expected to result in added convenience for guests and increased sales for our facilities.

In addition to our technology-related initiatives, we continue to capitalize on more traditional consumer marketing strategies, including cross promotions with corporate partners. For example, Nextel recently included special offers for events at several of our facilities in its quarterly newsletter sent out to approximately four million Nextel customers.

Another example of our aggressive marketing efforts is our Race Rewards™ VISA® customer loyalty program that began in January of 2004. LAPS® are earned based on the amount of customer spending and can be redeemed for tickets, merchandise or for special race experiences, including celebrating in Gatorade Victory Lane, riding in a pace car, waving a green flag at qualifying and driving their own car on a track, to name a few. In fact, Gatorade Victory Lane celebrations were redeemed at the Pepsi 400 in Daytona and the EA Sports 500 at Talladega in 2004.











Combined sponsorship and hospitality revenue posted double-digit increases over 2003. We capitalized on agreements with more than 350 marketing partners during 2004, including new sponsorships with Nextel, Unilever, Sara Lee, Sunoco, AOL and others. In addition, we benefited from renewals with long-time sponsors, most notably Pepsi. The Pepsi agreement represents our single largest marketing partnership announced to date, other than the collective ten-year deals Nextel has with the Company's facilities.

Our entire Cup and Busch entitlement inventory was sold in 2004 and we are optimistic for similar results in 2005. While race entitlements are a significant source of revenue, the largest portion of our gross sponsorship revenue for 2004 was derived from official status agreements. Similar to race entitlements, the substantial majority of our official status positions are sold on a multi-track and multi-year basis.

We sold positions in almost 150 official status categories during 2004, an increase of more than 15 percent over the prior year. New categories included car dealership, electrical energy provider, hot sauce, hotel, ketchup, mayonnaise and pasta sauce, to name a few. We believe we can continue to grow the number of categories by elevating existing sponsors, adding more categories and targeting non-traditional companies to initiate a position in motorsports.

During 2005, we expect to build upon our prior success in securing marketing partnerships. Moreover, by leveraging our strengthened national footprint as a result of realignment and the acquisition of Martinsville, we expect overall 2005 corporate spending growth to be in the double-digits, which is comparable to 2004.

VAST

SEC: 4   ROW: 1   SEAT: 1

Our continued focus on enhancing the guest experience helps expand our vast fan base and propel future growth.



Daytona International Speedway

INVESTING FOR FUTURE GROWTH



Throughout 2004 we continued to invest capital to upgrade and enhance our facilities. Our most significant project of the year was the infield renovation at Daytona that was completed for the start of the 2005 racing season. The new infield boasts numerous fan amenities and unique revenue generating opportunities, including garage walk-through areas, additional merchandise and concessions vending points of sale, waterfront luxury recreational vehicle parking areas and other special amenities such as the Victory Lane Club where fans can participate in the victory celebration. Finally, a large tunnel was built in turn one to accommodate team haulers and guest recreational vehicles and to better facilitate traffic flow in and out of the infield.

Daytona's garage area and infield was one of the oldest on the race circuit. The new modernized infield area is befitting of the premier status of the Daytona 500, and helps teams prepare for competition while allowing more fans to experience the pre-race excitement first-hand. Importantly, the fan and guest response to our renovation efforts at "The World Center of Racing" has been overwhelmingly positive and we look forward to reaping the benefits of these substantial improvements for many years to come.

In addition to the Daytona infield renovation project, we completed installation of SAFER ("Steel and Foam Energy Reducing") barriers at all of our venues in 2004, as well as track lighting at Darlington, California and Phoenix. We believe later start times and night races create the potential for higher attendance and television audiences, due to the uniqueness of the events as well as an increased number of households viewing television later in the day. Over the long term, stronger attendance and television viewership trends enhance opportunities for increased sponsorship revenues, as corporate partners are attracted to the success of the event. We also made several property acquisitions and related improvements at and around existing facilities during the past year. This additional acreage facilitates opportunities for future growth, including capacity expansion, additional camping, larger recreational vehicles and hospitality areas, and increased parking for our guests.

We expect to continue investing in our facilities in the future as we compete with newer sports venues for fans and sponsors. It is important to note that we expect nearly two-thirds of our capital investment for 2005 will be allocated to revenue generating projects, with some already approved and some we expect will be approved by our Board of Directors later this year.

Examples of approved projects include the addition of 900 new club seats and six incremental luxury suites at Michigan, as part of an overall "facelift" project at the facility. The renovations will also include new ticket gates, new vendor and display areas and several new concession stands. As we move forward we will continue to evaluate opportunities to enhance our facilities, thereby producing additional revenue for the Company and improving the experience for our fans and guests.

Also for 2005, our Board has approved the addition of 1,600 grandstand seats in Kansas and the installation of lighting at Homestead-Miami Speedway, which we expect to be in place for the season finale Ford Championship Weekend. We have been very pleased with our success at Homestead-Miami, which can be significantly attributed to the track reconfiguration project completed in 2003.





The on-track competition has greatly improved and the triple-header finale weekend has become one of the most anticipated of the NASCAR season.

We continue to make progress on our external development initiatives. We recently closed on the combined purchases







of 677 acres in Staten Island and have filed initial environmental assessment statements with the City of New York. These are important first steps in our efforts to bring NASCAR racing to the Big Apple. We also continue with our own detailed feasibility study, which will further analyze construction costs, determine the level of public incentives available and perform other necessary project reviews. In addition, we have explored alternative development options for the site, should the speedway construction be determined to be unfeasible.

We believe a facility in New York City provides significant strategic value for ISC. First, we expect to capitalize on incremental revenue and earnings opportunities for our other facilities by leveraging the New York track much like we do with Daytona. A significant presence in the nation's number one media market elevates our position in the entertainment and leisure industry, which is beneficial as we continue to search for opportunities to successfully grow our business. In addition, a presence in the New York metropolitan area would also elevate the entire motorsports industry, enhancing our ability to reach new fans and sponsors and improving our national presence, particularly in the Northeast. The road ahead is long and complex; however, we remain positive about our prospects and are confident in our ability to see this project to fruition.

Our search continues in the Pacific Northwest for a suitable development location. We have received significant interest from various municipalities and local officials in the region. In addition, we continue to have the support of regional and state government officials who recognize the positive economic benefits of our proposal. Similar to our project in New York City, we remain enthusiastic about our prospects in this underserved market.

TIMELESS

SEC: 5   **ROW:** 1   **SEAT:** 1

NASCAR's ability to balance the need for long-term growth while honoring timeless traditions pushes the sport to the forefront of mainstream America.



Talladega Superspeedway

KEY INDUSTRY DEVELOPMENTS



Complementing the record results generated by ISC's solid execution of several key initiatives, NASCAR extended its strong track record of success in 2004 and helped propel stock car racing further into the American mainstream.

Inaugural NEXTEL Cup Season

2004 marked the inaugural NEXTEL Cup season, which has been hailed a resounding success by fans and the media, as well as competitors and long-time sponsors. That success was primarily driven by the combined marketing efforts of Nextel and NASCAR in support of their relationship. Nextel's initiatives attracted new fans and increased awareness of the sport nationwide. Aggressive print, radio and television advertising established Nextel's commitment to the sport, embraced its rich tradition and effectively targeted a new and youthful fan base.

With the first year of Nextel's sponsorship in the history books, we expect to see even more collaboration and cross-promotion in 2005 and beyond.

Chase for the Championship

2004 also marked the debut of the NASCAR NEXTEL Cup Chase for the Championship, a new points format designed to increase competition and build excitement and awareness of the sport, especially in the second half of the season when there is significant competition for fan attention and sponsor interest from college football, the NFL and Major League Baseball's playoffs and the World Series. Fan and media interest heightened as the battle for a spot in the ten-race chase intensified, culminating in record television ratings for the Chevy Rock and Roll 400 at Richmond International Raceway, the final race prior to the Chase. Overall viewership for the Chase averaged 5.1 million households, up 15 percent over the last ten races in 2003. From a competition standpoint, the new points format was a success as this year marked the closest title chase and margin of victory in the history of the Cup series. Lastly, the Chase format has contributed to the elevated status of the Ford 400 Cup event at Homestead-Miami, evidenced by the significantly increased viewership results in 2004. As the Chase format continues to take hold in the Cup series, we expect ongoing season-long drama to continue building fan and media interest.

Proven Television Property

NASCAR further proved itself as a valuable television property during the 2004 season. More than 350 million viewers tuned in to watch NASCAR NEXTEL Cup and Busch series racing and average viewership for the NEXTEL Cup and Busch series increased four and six percent, respectively, over 2003. In addition, the NEXTEL Cup series was the only major sport to experience an increase in 2004 network ratings.

The sport's success in 2004 was driven by outstanding on-track competition and the increasing popularity of drivers like Dale Earnhardt Jr., Jimmie Johnson, Jeff Gordon and Tony Stewart, as well as newcomers Kasey Kahne and Jaime McMurray. Moreover, new initiatives including the Chase for the Championship and Nextel's aggressive marketing efforts also helped boost viewership.





The 2004 season started and ended on a strong note with the second highest rated Daytona 500 in history and record viewership for Ford 400 at Homestead-Miami, the highest rated NASCAR Cup event ever broadcast in direct competition with the NFL.

The increase in household viewership in the top 20 media markets was also impressive. Double-digit gains were posted in Atlanta, Dallas, Miami, Minneapolis, Orlando, Philadelphia, Phoenix and Seattle. New York recorded a nine percent increase in viewership. Non-traditional markets also made





impressive gains, including double-digit increases in Buffalo, New Orleans, Salt Lake City and San Antonio.

NASCAR is entering the fifth year of its collective six-year domestic broadcast rights agreements with FOX, FX, NBC and TNT for the NEXTEL Cup and Busch series. Following the 21 percent industry-wide increase posted in 2004, ISC's broadcast revenue for comparable events is expected to increase 18 percent for 2005. Looking forward, we expect to have more visibility on the next NASCAR broadcast rights agreement, potentially as early as the second half of 2005. Recently announced sports broadcast rights agreements, such as the NFL, indicate a positive environment for sports broadcasting rights, and we believe ISC is very well positioned to benefit from the next broadcast agreement.

Other Initiatives

NASCAR racing has continued to evolve and attract more fans and corporate sponsors, which contributes to the overall growth of the sport. Complementing the success of the NEXTEL Cup series, the Busch and Craftsman Truck series are also experiencing growing popularity, as evidenced by continued strong increases in television viewership and event attendance. NASCAR also continues to support the growth of the constituents. Two examples are the recent lifting of its ban on hard liquor sponsorships and new qualifying procedures designed to help reduce team costs. In addition, NASCAR continues to focus on improving the quality of competition by exploring technical and design changes, including developing the car of the future, which will feature enhanced safety standards and a design that creates even closer, side-by-side racing.



Looking ahead, we remain committed to maintaining our track record of operational and financial excellence by

> *"We continue to listen very closely to our fans, competitors and partners. Their feedback is essential as we implement strategies and invest capital to enhance our facilities, providing the best possible experience for all our guests."*
>
> *–John R. Saunders*

implementing prudent growth strategies, maximizing the value of our assets and capitalizing on strategic opportunities to build incremental value for our shareholders. In addition,

> *"ISC boasts a strong history of developing premier facilities and, while the road remains long and complex in Staten Island, New York and in the Pacific Northwest, we remain steadfast and optimistic in our efforts to construct motorsports venues in these strategic, underserved markets."*
>
> *–H. Lee Combs*

we boast management depth and experience to execute on our future endeavors.

> *"ISC takes great pride in its reputation for high standards of integrity, fairness and ethical business practices. The Company remains loyally committed to its employees, communities and stakeholders."*
>
> *–W. Garrett Crotty*

We will continue to enhance and expand our portfolio of world-class facilities to drive revenue growth. In addition,

BRIGHT FUTURE FOR ISC





Pictured left to right:
John R. Saunders, Executive Vice President and Chief Operating Officer;
H. Lee Combs, Senior Vice President—Corporate Development

our current external expansion initiatives in New York and the Pacific Northwest are long-term strategies, which will be pursued with rational diligence. We also believe the potential for facility acquisitions still exist in the industry, and

"Our outstanding track record of growth is the result of strong business fundamentals and a proven business plan, underpinned by sound financial strategies. We will continue to explore growth opportunities with the same diligence and prudence that has driven ISC's success in the past."

– Susan G. Schandel

we have the financial flexibility to quickly capitalize on these opportunities. Furthermore, the continued growth in the popularity of NASCAR due to ongoing initiatives is expected to generate long-term benefits to constituents.

"Corporate advertisers have and continue to recognize the benefits of partnering with ISC. As such, we will continue to secure multi-track/ multi-year agreements to drive revenue growth, working closely with our partners to maximize their satisfaction and return on investment."

– Paul D. H. Phipps

Finally, we continue to explore opportunities to leverage ISC's core competency and capture more of the consumer discretionary dollar. Ultimately, we believe we can capitalize on our entertainment and event operations expertise to fuel future growth. However, as has been true in the past, fiduciary responsibility to our shareholders is paramount as we explore opportunities to create future value.



Pictured left to right:
W. Garrett Crotty, Senior Vice President, Secretary and General Counsel*;*
Susan G. Schandel, Senior Vice President,
Chief Financial Officer and Treasurer;
Paul D. H. Phipps, Vice President and Chief Marketing Officer

MOTORSPORTS ENTERTAINMENT COAST TO COAST.

CHICAGOLAND SPEEDWAY _Joliet Illinois_

MICHIGAN INTERNATIONAL SPEEDWAY

Watkins Glen. NEW YORK'S _Thunder Road_

RICHMOND INTERNATIONAL RACEWAY

CALIFORNIA SPEEDWAY

MARTINSVILLE SPEEDWAY

DARLINGTON _too tough to tame_

PHOENIX INTERNATIONAL RACEWAY

DAYTONA INTERNATIONAL SPEEDWAY

DAYTONA USA THE ULTIMATE MOTORSPORTS ATTRACTION

TALLADEGA SUPERSPEEDWAY

HOMESTEAD MIAMI SPEEDWAY

KANSAS SPEEDWAY

AMERICROWN

MRN RADIO





Selected Financial Data

The following table sets forth our selected financial data as of and for each of the last five fiscal years in the period ended November 30, 2004. You should read the selected financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this report.

	For the Year Ended November 30,				
	2000	2001	2002	2003	2004
	(In Thousands, Except Per Share Data)				
Income Statement Data:					
Revenues:					
Admissions, net	$ 183,209	$ 205,552	$ 205,754	$ 203,699	$ 222,545
Motorsports related income	164,271	221,552	241,666	265,209	334,943
Food, beverage and merchandise income	66,091	69,612	69,516	74,075	83,236
Other income	4,830	5,181	7,230	6,072	7,124
Total revenues	418,401	501,897	524,166	549,055	647,848
Expenses:					
Direct expenses:					
Prize and point fund monies and NASCAR sanction fees	63,976	78,464	87,388	96,882	119,322
Motorsports related expenses	76,187	92,500	94,375	97,988	113,098
Food, beverage and merchandise expenses	38,146	37,800	37,614	41,250	52,260
General and administrative expenses	71,268	75,887	76,266	82,403	90,307
Depreciation and amortization	45,972	49,659	38,184	40,860	44,443
Homestead-Miami Speedway track reconfiguration	-	-	-	2,829	-
Total expenses	295,549	334,310	333,827	362,212	419,430
Operating income	122,852	167,587	190,339	186,843	228,418
Interest income	6,098	3,406	1,187	1,789	4,053
Interest expense	(30,380)	(26,505)	(24,276)	(23,179)	(21,723)
Loss on early redemption of debt	-	-	-	-	(4,988)
Equity in net (loss) income from equity investments	(631)	2,935	1,907	2,553	2,754
Minority interest	(100)	992	-	-	-
North Carolina Speedway litigation	(5,523)	-	-	-	-
Income from continuing operations before income taxes and cumulative effect of accounting change	92,316	148,415	169,157	168,006	208,514
Income taxes	43,377	61,592	65,945	66,041	82,218
Income from continuing operations before cumulative effect of accounting change	48,939	86,823	103,212	101,965	126,296
Income (loss) from discontinued operations (1)	1,487	810	(60,962)	3,483	(6,315)
Gain on sale of discontinued operations	-	-	-	-	36,337
Cumulative effect of accounting change (2)	-	-	(453,228)	-	-
Net income (loss)	$ 50,426	$ 87,633	$ (410,978)	$ 105,448	$ 156,318
Basic earnings per share:					
Income from continuing operations before cumulative effect of accounting change	$ 0.92	$ 1.64	$ 1.95	$ 1.92	$ 2.38
Income (loss) from discontinued operations (1)	0.03	0.01	(1.15)	0.07	(0.12)
Gain on sale of discontinued operations	-	-	-	-	0.68
Cumulative effect of accounting change (2)	-	-	(8.55)	-	-
Net income (loss)	$ 0.95	$ 1.65	$ (7.75)	$ 1.99	$ 2.94
Diluted earnings per share:					
Income from continuing operations before cumulative effect of accounting change	$ 0.92	$ 1.64	$ 1.94	$ 1.92	$ 2.37
Income (loss) from discontinued operations (1)	0.03	0.01	(1.14)	0.06	(0.11)
Gain on sale of discontinued operations	-	-	-	-	0.68
Cumulative effect of accounting change (2)	-	-	(8.54)	-	-
Net income (loss)	$ 0.95	$ 1.65	$ (7.74)	$ 1.98	$ 2.94
Dividends per share	$ 0.06	$ 0.06	$ 0.06	$ 0.06	$ 0.06
Weighted average shares outstanding:					
Basic	52,962,646	52,996,660	53,036,552	53,057,077	53,084,437
Diluted	53,049,293	53,076,828	53,101,535	53,133,282	53,182,776
Balance Sheet Data (at end of period):					
Cash and cash equivalents	$ 50,592	$ 71,004	$ 109,263	$ 223,973	$ 275,778
Working capital (deficit)	(54,041)	(28,471)	12,100	(104,761)	149,879
Total assets	1,665,438	1,702,146	1,155,971	1,303,792	1,619,510
Long-term debt	470,551	402,477	309,606	75,168	369,315
Total debt	475,716	411,702	315,381	308,131	376,820
Total shareholders' equity	950,871	1,035,422	622,325	726,465	881,738

(1) Reflects the accounting for discontinued operations of North Carolina Speedway ("North Carolina"), which was sold on July 1, 2004, and Nazareth Speedway ("Nazareth") which is currently held for sale. The loss from discontinued operations in fiscal 2002 includes the adoption of Statement of Financial Accounting Standard ("SFAS") No. 142, which resulted in a non-cash after-tax charge of approximately $64.0 million. The loss from discontinued operations in fiscal 2004 includes the non-cash after-tax impairment of Nazareth's long-lived assets of approximately $8.6 million.

(2) Reflects the adoption of SFAS No. 142, which resulted in a non-cash after-tax charge of approximately $453.2 million in the first quarter of fiscal 2002. Included in this charge is approximately $3.4 million associated with our equity investment in Raceway Associates, LLC ("Raceway Associates").

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

The general nature of our business is a motorsports themed amusement enterprise; furnishing amusement to the public in the form of motorsports themed entertainment. We derive revenues primarily from (i) admissions to motorsports events and motorsports themed amusement activities held at our facilities, (ii) revenue generated in conjunction with or as a result of motorsports events and motorsports themed amusement activities conducted at our facilities, and (iii) catering, concession and merchandising services during or as a result of these events and amusement activities.

"Admissions" revenue includes ticket sales for all of our racing events, activities at DAYTONA USA and other motorsports activities and amusements.

"Motorsports related income" primarily includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals. Our revenues from corporate sponsorships are paid in accordance with negotiated contracts, with the identities of sponsors and the terms of sponsorship changing from time to time. NASCAR contracts directly with certain network providers for television rights to the entire NASCAR NEXTEL Cup and NASCAR Busch series schedules. NASCAR's current broadcast contracts with NBC Sports and Turner Sports extend through 2006 and through 2008 with FOX and its FX cable network (with the final two years at NASCAR's option). Event promoters share in the television rights fees in accordance with the provision of the sanction agreement for each NASCAR NEXTEL Cup and NASCAR Busch series event. Under the terms of this arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR NEXTEL Cup or NASCAR Busch series event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter pays 25% of the gross broadcast rights fees allocated to the event as part of awards to the competitors.

"Food, beverage and merchandise income" includes revenues from concession stands, hospitality catering, direct sales of souvenirs, programs and other merchandise and fees paid by third party vendors for the right to occupy space to sell souvenirs and concessions at our facilities.

"Direct expenses" include (i) prize and point fund monies and NASCAR sanction fees, (ii) motorsports related expenses, which include costs of competition paid to sanctioning bodies other than NASCAR, labor, advertising and other expenses associated with the promotion of our motorsports events and activities, and (iii) food, beverage and merchandise expenses, consisting primarily of labor and costs of goods sold.

Critical Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements. The following is a summary of our more significant accounting estimates and how they are applied in the preparation of the financial statements.

Revenue Recognition. Advance ticket sales and event-related revenues for future events are deferred until earned, which is generally once the events are conducted. The recognition of event-related expenses is matched with the recognition of event-related revenues. Revenues and related expenses from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of sale. We believe that our revenue recognition policies follow guidance issued by the SEC in Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

Accounts Receivable. We review the valuation of our accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

Long-lived Assets, Goodwill and Other Intangible Assets. Our consolidated balance sheets include significant amounts of long-lived assets, goodwill and other intangible assets. Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

Insurance. We use a combination of insurance and self-insurance for a number of risks including general liability, workers' compensation, vehicle liability and employee-related healthcare benefits. Liabilities associated with the risks that we retain are estimated by considering various historical trends and forward looking assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Derivative Instruments. From time to time, we utilize derivative instruments in the form of interest rate swaps to assist in managing our interest rate risk. We do not enter into any derivative instruments for trading purposes. All of our derivative instruments qualify, or have qualified, for the use of the "short-cut" method of accounting to assess hedge effectiveness in accordance with SFAS No. 133, as amended, and are recognized in our consolidated balance sheet at their fair value. The fair values of our derivative investments are based on quoted market prices at the date of measurement.

Income Taxes. Our estimates of deferred income taxes and the significant items giving rise to deferred tax assets and liabilities reflect our assessment of actual future taxes to be paid on items reflected in our financial statements, giving consideration to both timing and probability of realization. Actual income taxes could vary significantly from these estimates due to future changes in income tax law or changes or adjustments resulting from final review of our tax returns by taxing authorities, which could also adversely impact our cash flow.

Contingent Liabilities. Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. In the ordinary course of business we consult with legal counsel on matters related to litigation and other experts both within and outside our Company. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. We disclose the matter but do not accrue a liability if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable. Legal and other costs incurred in conjunction with loss contingencies are expensed as incurred.

Acquisition and Divestiture

On July 13, 2004, we acquired the assets of Martinsville Speedway ("Martinsville"), and assumed the operations as well as certain liabilities of Martinsville for approximately $194.7 million, including acquisition costs. Martinsville was privately owned, with certain members of the France Family Group, which controls in excess of 60% of the combined voting interest of the Company, owning 50% of Martinsville. The acquisition was funded by $100.4 million in proceeds from the sale of the assets of North Carolina and approximately $94.3 million in cash. Martinsville's operations are included in our consolidated operations subsequent to the date of acquisition.

Located in Virginia near Greensboro and Winston-Salem, Martinsville is one of only two one-half mile tracks on the NASCAR NEXTEL Cup Series circuit. It seats approximately 64,000 grandstand spectators and offers premium accommodations in the facility's 25 suites. Martinsville annually conducts two NASCAR NEXTEL Cup and NASCAR Craftsman Truck series event weekends, including one during the Chase for the NASCAR NEXTEL Cup which was included in our fiscal 2004 results of operations. In addition, Martinsville hosts a NASCAR Late Model Stock Car event annually. These events strengthen our presence in the motorsports industry and afford us further expansion opportunities in terms of seat and suite additions, as well as increased fan amenities.

As required by the settlement agreement in the Ferko/Vaughn litigation ("Settlement Agreement") dated April 8, 2004, our North Carolina Speedway, Inc. subsidiary entered into an Asset Purchase Agreement with Speedway Motorsports, Inc. ("SMI") for the sale of the tangible and intangible assets and operations of North Carolina. Under the terms of the Settlement Agreement, SMI's subsidiary purchased North Carolina's assets and assumed its operations for approximately $100.4 million in cash. The sale of North Carolina's assets closed on July 1, 2004 and we recorded an after-tax gain in our third quarter of fiscal 2004 of approximately $36.3 million.

For all periods presented, the results of operations of North Carolina, including the gain on sale, are presented as discontinued operations in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." See "Impairment of Long-Lived Assets" below regarding the classification of Nazareth as discontinued operations as well.

Impairment of Long-Lived Assets

SFAS No. 144 requires impairment losses equal to the difference between the carrying value of the asset and its fair value to be recognized for long-lived assets, if events or circumstances indicate that the carrying value of an asset may not be recoverable. In May 2004, we announced our intention to request realignment of the NASCAR Busch Series and Indy Racing League IndyCar Series events, currently conducted at Nazareth, to other motorsports facilities within our portfolio and our intention to suspend indefinitely major motorsports event operations at the facility after completion of its fiscal 2004 events. We believe that we can more successfully grow these events over the long term at a facility other than Nazareth. For the 2005 event season, the aforementioned events have been realigned to our Watkins Glen facility.

The realignment of the events conducted at Nazareth and the indefinite suspension of major motorsports event operations at the facility are expected to have a significant adverse effect on Nazareth's future revenues and cash flows. As a result of these changes in Nazareth's operations, in the second quarter of fiscal 2004 an analysis of Nazareth's long-lived assets and their estimated future undiscounted cash flows was completed. The projected undiscounted cash flows were not sufficient to recover the carrying amount of Nazareth's property and equipment. We evaluated Nazareth's long-lived assets' estimated fair value using a discounted cash flow assessment as well as comparable prices for similar property, which resulted in the identification and measurement of an impairment loss of approximately $13.2 million, or $0.16 per diluted share.

During our fourth fiscal quarter we decided to pursue the sale of our Nazareth property. In accordance with SFAS No. 144, for all periods presented the results of operations of Nazareth, including the impairment charge recorded in fiscal 2004, are presented as discontinued operations.

Equity Investment

We acquired approximately 24.5% interest in Proximities, Inc. ("Proximities") in November 2004 through the purchase of Proximities' Series B Preferred Stock for approximately $2.0 million. Proximities is developing products which are to be marketed as secure radio frequency identification (RFID) cashless payment, access control and age verification systems. These products allow customers to purchase concessions and merchandise quickly and easily using the fast, secure payment station which is linked to a pre-authorized credit card. Proximities is a variable interest entity as determined in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." We do not consolidate the operations of Proximities as we are not the primary beneficiary. The maximum exposure to loss as a result of our involvement with Proximities consists of our equity investment at November 30, 2004 of approximately $2.0 million.

Future Trends in Operating Results

Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 84.9% of our revenues in fiscal 2004. In January 2003, NASCAR announced it would entertain and discuss proposals from track operators regarding potential realignment of NASCAR NEXTEL Cup Series dates to more geographically diverse and potentially more desirable markets where there may be greater demand, resulting in an opportunity for increased revenues to the track operators. In June 2003, we announced that NASCAR approved our proposal for realignment of NASCAR NEXTEL Cup Series events among certain of our facilities for the 2004 season. The net result of these realignments was that The California Speedway ("California") hosted an additional NASCAR NEXTEL Cup Series event weekend during the Labor Day weekend beginning in 2004 and the schedule of events at North Carolina was reduced to one NASCAR NEXTEL Cup Series event weekend in February 2004. Further, in May 2004 we received NASCAR's approval for the realignment of additional NASCAR NEXTEL Cup events in our portfolio beginning in fiscal 2005. The net results of the 2005 realignments is the addition of a second NEXTEL Cup weekend for Phoenix International Raceway ("Phoenix") beginning in 2005 and the reduction of Darlington Raceway's ("Darlington") event schedule by one NEXTEL Cup weekend. The 2004 realignments resulted in a net positive impact to our fiscal 2004 revenue and earnings and provided an opportunity to increase the sport's exposure in highly desirable markets, which we believe benefits the sport's fans, teams, sponsors and television broadcast partners as well promoters. We believe that the 2005 realignments will provide us additional net positive revenue and earnings impact as well as further enhance the other aforementioned benefits. NASCAR has indicated that it is open to discussion regarding additional date realignments. We believe we are well positioned to capitalize on these future opportunities.

Fiscal 2001 was our first year under NASCAR's multi-year consolidated television broadcast rights agreements with NBC Sports, Turner Sports, FOX and FX. These agreements cover the domestic broadcast of NASCAR's NEXTEL Cup and Busch series racing seasons from 2001 through 2006. We expect media rights revenues, as well as variable costs tied to the percentage of broadcast rights fees required to be paid to competitors as part of NASCAR NEXTEL Cup and NASCAR Busch series sanction agreements, to continue to increase over the term of the current contracts based on NASCAR's announcement that the annual increase in the domestic television rights fees will range between 15% and 21% from 2001 through 2006. Television broadcast and ancillary rights fees from continuing operations received from NASCAR for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted at our wholly-owned facilities for fiscal 2004, 2003 and 2002 were $188.9 million, $140.8 million and $120.5 million, respectively.

NASCAR prize and point fund monies, as well as sanction fees ("NASCAR direct expenses"), are outlined in the sanction agreement for each event and are negotiated in advance of an event. As previously discussed, included in these NASCAR direct expenses are 25% of the gross domestic television broadcast rights fees allocated to our NASCAR NEXTEL Cup and NASCAR Busch series events as part of prize and point fund money. These annually negotiated contractual amounts paid to NASCAR contribute to the support and growth of the sport of NASCAR stock car racing through payments to the teams and sanction fees paid to NASCAR. As such, we do not expect these costs to decrease in the future as a percentage of admissions and motorsports related income. We anticipate any operating margin improvement to come primarily from economies of scale and controlling costs in areas such as motorsports related and general and administrative expenses.

Current and future economic conditions may impact our ability to secure revenues from corporate marketing partnerships. However, we believe that our presence in key markets and impressive portfolio of events are beneficial as we continue to pursue renewal and expansion of existing marketing partnerships and establish new corporate marketing partners. We believe that revenues from our corporate marketing partnerships will continue to grow over the long term.

An important component of our operating strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to add capacity that we believe will provide an acceptable rate of return on invested capital. Through prudent expansion, we attempt to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. Advance ticket sales result in earlier cash flow and reduce the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to capture short-term incremental revenue. We recognize that a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment and other lifestyle and business conditions, can negatively impact attendance at our events. Based upon recent economic conditions, we instituted only modest increases in our weighted average ticket prices for fiscal 2005. In addition, we limited the expansion of capacity at our facilities in fiscal 2004 to approximately 1,400 additional seats at our Richmond facility that were sold on a season basis. We will add approximately 1,600 additional seats at Kansas Speedway ("Kansas") and 900 club seats along with six incremental suites at Michigan International Speedway ("Michigan") for the fiscal 2005 event season. We will continue to evaluate expansion opportunities, as well as the pricing and packaging of our tickets and other products, on an ongoing basis. Over the long term, we plan to continue to expand capacity at our speedways.

From time to time, we are a party to routine litigation incidental to our business. We do not believe that the resolution of any or all of such litigation will have a material adverse effect on our financial condition or results of operations.

The postponement or cancellation of one or more major motorsports events could adversely impact our future operating results. A postponement or cancellation could be caused by a number of factors, including inclement weather, a general postponement or cancellation of all major sporting events in this country (as occurred following the September 11, 2001 terrorist attacks), a terrorist attack at any mass gathering or fear of such an attack, conditions resulting from the war with Iraq or other acts or prospects of war.

The following table sets forth, for each of the indicated periods, certain selected statement of operations data as a percentage of total revenues:

	For the Year Ended November 30,		
	2002	2003	2004
Revenues:			
Admissions, net	39.2%	37.1%	34.4%
Motorsports related income	46.1	48.3	51.7
Food, beverage and merchandise income	13.3	13.5	12.8
Other income	1.4	1.1	1.1
Total revenues	100.0	100.0	100.0
Expenses:			
Direct expenses:			
Prize and point fund monies and NASCAR sanction fees	16.6	17.7	18.4
Motorsports related expenses	18.1	17.9	17.4
Food, beverage and merchandise expenses	7.2	7.5	8.1
General and administrative expenses	14.5	15.0	13.9
Depreciation and amortization	7.3	7.4	6.9
Homestead-Miami Speedway track reconfiguration	-	0.5	-
Total expenses	63.7	66.0	64.7
Operating income	36.3	34.0	35.3
Interest expense, net	(4.4)	(3.9)	(2.7)
Loss on early redemption of debt	-	-	(0.8)
Equity in net income from equity investments	0.4	0.5	0.4
Income from continuing operations before income taxes and cumulative effect of accounting change	32.3	30.6	32.2
Income taxes	12.6	12.0	12.7
Income from continuing operations before cumulative effect of accounting change	19.7	18.6	19.5
(Loss) income from discontinued operations	(11.6)	0.6	(1.0)
Gain on sale of discontinued operations	-	-	5.6
Cumulative effect of accounting change	(86.5)	-	-
Net (loss) income	(78.4%)	19.2%	24.1%

Comparison of Fiscal 2004 to Fiscal 2003

As previously discussed, in July 2004 we sold the assets and operations of our North Carolina facility. Further, motorsport event operations were suspended at Nazareth at the end of the 2004 season and its long-lived assets are held for sale at November 30, 2004. As a result, the results of operations for North Carolina and Nazareth are recorded as discontinued operations in all periods presented in accordance with SFAS No. 144. This is of particular significance in the comparison of fiscal 2004 to fiscal 2003 due to event realignment in fiscal 2004. The net result of this realignment was that California hosted an additional NASCAR NEXTEL Cup Series event weekend beginning in 2004 and the schedule of events at North Carolina was reduced from two NASCAR NEXTEL Cup Series event weekends in fiscal 2003 to one in fiscal 2004. While the results of the 2004 event weekend realigned to California is included in our fiscal 2004 operating revenues and expenses, the fiscal 2004 and fiscal 2003 event results of North Carolina are recorded in discontinued operations.

Admissions revenue increased approximately $18.8 million, or 9.3%, in fiscal 2004 as compared to fiscal 2003. This increase was primarily attributable to the realignment of the NASCAR NEXTEL Cup weekend to California and our purchase of Martinsville in July 2004, which resulted in the addition of a NASCAR NEXTEL Cup weekend in our fourth fiscal quarter. Strong attendance at many of our other fiscal 2004 events, as well as an increase in the weighted average price of tickets sold for certain events, also contributed to the increase. These increases were partially offset by admissions decreases at certain Speedweeks events supporting our sold-out Daytona 500, including the NASCAR Busch Series event which was rescheduled to the following Monday due to inclement weather.

Motorsports related income increased approximately $69.7 million, or 26.3%, in fiscal 2004 as compared to fiscal 2003. Over three-quarters of the increase was attributable to the increase in television broadcast rights fees for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted during the year, the realignment of the NASCAR NEXTEL Cup weekend to California and the acquisition of Martinsville. Sponsorship, advertising, hospitality, camping and other event related revenues also contributed to the increase.

Food, beverage and merchandise income increased approximately $9.2 million, or 12.4%, in fiscal 2004 as compared to fiscal 2003. These increases were primarily attributable to the realignment of an additional NASCAR NEXTEL Cup weekend to California, our Americrown subsidiary performing services at non-ISC venues in 2004 as well as assuming certain merchandise operations that were conducted by third party vendors paying us a commission on sales in prior years and revenues from the additional NASCAR NEXTEL Cup weekend at Martinsville. Increased attendance at certain events, catering sales and sales at the gift shop adjacent to DAYTONA USA also contributed to the increases.

These increases were offset by sales at the Dale Earnhardt Tribute Concert held at Daytona International Speedway ("Daytona") in June 2003, for which no comparable event was held in 2004, and by nonrecurring income of approximately $1.6 million recorded in the 2003 fiscal period related to our ongoing activities to audit third party vendors' sales reports for prior years.

Prize and point fund monies and NASCAR sanction fees increased approximately $22.4 million, or 23.2%, in fiscal 2004 as compared to fiscal 2003. Over one-half of the increase was attributable to the realignment of an additional NASCAR NEXTEL Cup weekend to California and the additional NASCAR NEXTEL Cup weekend at Martinsville. Increased prize and point fund monies paid by NASCAR to participants in comparable events during fiscal 2004 also contributed significantly to the increase. Over three-quarters of these increases were attributable to the increased television broadcast rights fees for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted during fiscal 2004, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors.

Motorsports related expenses increased approximately $15.1 million, or 15.4%, in fiscal 2004 as compared to fiscal 2003. The increases were primarily attributable to the realignment of the NASCAR NEXTEL Cup weekend to California and the acquisition of Martinsville, increased operating costs for comparable events and activities conducted during fiscal 2004, costs related to our MRN Radio subsidiary's NEXTEL Vision program (video production services for at-track large screen video displays) and certain strategic marketing initiatives. These increases were partially offset by the Dale Earnhardt Tribute Concert held at Daytona in June 2003 and certain expenses related to the 2003 CART Champ Car weekend at California which was postponed and later cancelled due to wildfires in the region. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased to approximately 20.3% in fiscal 2004 as compared to 20.9 % for the prior year. The decrease was primarily due to the increased television broadcast rights fees, partially offset by the increases in operating costs for comparable events and certain strategic marketing costs.

Food, beverage and merchandise expense increased approximately $11.0 million, or 26.7%, in fiscal 2004 as compared to fiscal 2003. These increases were primarily attributable to increased sales at many of our comparable events and the gift shop adjacent to DAYTONA USA, Americrown's assumption of certain merchandise operations that were conducted by third party vendors paying us a commission on sales in prior years, the realignment of the NASCAR NEXTEL Cup weekend to California and the acquisition of Martinsville. Increased product and other variable costs associated with our Americrown subsidiary performing services at certain non-ISC venues in fiscal 2004 also contributed to the increase. These increases are partially offset by costs of the Dale Earnhardt Tribute Concert held at Daytona in June 2003. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income increased from approximately 55.7% in fiscal 2003 to approximately 62.8% in fiscal 2004. This margin decrease was primarily attributable to Americrown's assumption of certain operations that were conducted by third party vendors paying us a commission on sales in prior years, Americrown's expansion to certain non-ISC venues, which contributed a lower margin than ordinarily achieved at ISC owned facilities, and the previously discussed nonrecurring income of approximately $1.6 million related to third party vendor audits recorded in the prior year which contributed to the favorable margin during that period.

General and administrative expenses increased approximately $7.9 million, or 9.6%, in fiscal 2004 as compared to fiscal 2003. The increase was primarily attributable to a net increase in certain costs related to the growth of our core business, increases in other general expenses including Martinsville, strategic development costs and non-cash charges of approximately $1.0 million related to undepreciated assets removed in renovations at Daytona and Michigan in fiscal 2004. The increases are partially offset by the CART Champ Car sanction fee for the cancelled event at California recorded as a bad debt expense in fiscal 2003. General and administrative expenses as a percentage of total revenues decreased from approximately 15.0% in fiscal 2003 to approximately 13.9% in fiscal 2004. The decrease is primarily attributable to the increase in television broadcast right fees and revenues from the realignment of the NASCAR NEXTEL Cup weekend to California and the acquisition of Martinsville, partially offset by the previously described expense increases.

Depreciation and amortization expense increased approximately $3.6 million, or 8.8%, in fiscal 2004 as compared to fiscal 2003. These increases are primarily attributable to the track reconfiguration project at Homestead-Miami Speedway ("Miami") completed in the fourth quarter of fiscal 2003, the installation of SAFER (steel and foam energy reduction) walls at most of our facilities, seat and suite additions at our Richmond facility, a new pedestrian/vehicular tunnel at Phoenix and other ongoing improvements to our facilities. Our acquisition of Martinsville in July 2004 also contributed to the increase.

Interest income increased by approximately $2.3 million, or 126.6%, in fiscal 2004 as compared to fiscal 2003. This increase was primarily due to higher cash balances in the current year.

Interest expense decreased approximately $1.5 million, or 6.3%, in fiscal 2004 as compared to fiscal 2003. On April 23, 2004, we closed on a private placement of $150 million 4.20 percent senior notes due 2009, and $150 million 5.40 percent senior notes due 2014 (collectively the "2004 Senior Notes"). We used a substantial majority of the net proceeds from the transaction to redeem our existing $225 million 7.875 percent senior notes issued in October 1999 and due October 15, 2004 ("1999 Senior Notes"), including the payment of redemption premium and accrued interest on May 28, 2004. We continued to incur interest of approximately $1.6 million on our previously existing 1999 Senior Notes from April 23, 2004 through May 28, 2004. In addition to the decrease in interest rate for the 2004 Senior Notes as compared to the previously outstanding 1999 Senior Notes, amortization of premiums on interest rate swaps, increases in capitalized interest and a decrease in the amount outstanding on a term loan for our Miami facility also contributed to the decrease in interest expense during fiscal 2004.

As discussed above, we used the proceeds from our 2004 Senior Notes to redeem and retire all of our outstanding 1999 Senior Notes. As a result, during fiscal 2004 we recorded approximately $5.0 million loss on early retirement of debt comprised of a redemption premium of approximately $5.3 million, associated unamortized net deferred financing costs and unamortized original issuance discount, which were partially offset by gain recognition on unamortized deferred interest rate swap terminations associated with the 1999 Senior Notes.

Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates and, to a much lesser extent, our 24.5% equity investment in Proximities. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway.

Our effective income tax rate remained relatively constant in fiscal 2004 as compared to fiscal 2003, with an increase in our blended state tax rate offset by an increase in tax exempt interest income included in income from continuing operations.

As a result of the foregoing, our income from continuing operations before cumulative effect of accounting change increased from approximately $102.0 million to approximately $126.3 million, or 23.9%, in fiscal 2004 as compared to fiscal 2003.

The operations and gain on sale of North Carolina and the operations of Nazareth are presented as discontinued operations, net of tax, for all periods presented in accordance with SFAS No. 144.

As a result of the foregoing, our net income increased from approximately $105.4 million to approximately $156.3 million, or 48.2%, in fiscal 2004 as compared to fiscal 2003.

Comparison of Fiscal 2003 to Fiscal 2002

During fiscal 2003, inclement weather, and the threat of inclement weather, adversely impacted many of our major events including:

- Several events during Speedweeks 2003, including the Daytona 500;

- The March motorcycle events at Daytona, including the Daytona 200 Superbike event, which was rescheduled to the following Monday;

- The March NASCAR events at Darlington, including its NASCAR Busch Series event, which was rescheduled to the following Monday;

- The April NASCAR events at Talladega Superspeedway ("Talladega") where we believe race week sales were impacted by the threat of inclement weather;

- The August events, including the NASCAR NEXTEL Cup Series event, at Watkins Glen International ("Watkins Glen"); and

- The November CART Champ Car and supporting events scheduled at California, which were postponed and later cancelled due to a state of emergency declared in San Bernadino County, California and surrounding counties as a result of wildfires in the region.

In addition, we believe that the economic downturn, coupled with ongoing geopolitical issues, had a significant negative impact on attendance-related revenues in fiscal 2003.

Our fiscal 2003 results, as compared to fiscal 2002, were also impacted by the Dale Earnhardt Tribute Concert to benefit the Dale Earnhardt Foundation, which was hosted at Daytona in June 2003. In connection with this event, Daytona made donations, received a rental fee and provided certain event support services, and our Americrown subsidiary provided certain concessions, catering and merchandising services.

Admissions revenue decreased from approximately $205.8 million to approximately $203.7 million, or 1.0%, in fiscal 2003 as compared to fiscal 2002. This decrease was primarily attributable to the cancellation of the CART Champ Car weekend and other instances of inclement weather, as well as the impact of general economic and geopolitical conditions as described above. These decreases were partially offset by increased seating capacity at Richmond and Kansas and increased attendance at several events including the NASCAR NEXTEL Cup weekend at the newly reconfigured Homestead-Miami Speedway. Our Miami track was reconfigured prior to its 2003 NASCAR events in order to increase the track banking to a maximum of 20 degrees in the turns through an innovative variable-degree banking system, which succeeded in enhancing the quality of the racing entertainment at this facility.

Motorsports related income increased approximately $23.5 million, or 9.7%, in fiscal 2003 as compared to fiscal 2002. Substantially all of the increase was attributable to the television broadcast rights fees for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted during the year. Hospitality, sponsorship, advertising, track rentals and licensing revenues also contributed to the increase. These increases were partially offset by the cancellation of the CART Champ Car weekend at California and a decrease in the entitlement fees for the August NASCAR NEXTEL Cup event at Michigan.

Food, beverage and merchandise income increased approximately $4.6 million, or 6.6%, in fiscal 2003 as compared to fiscal 2002. Our Americrown subsidiary's assumption of food concession and catering operations at California, which were operated by a third party vendor that paid California a commission in prior years, a non-recurring $1.6 million payment related to our ongoing activities to audit third party vendors and the Dale Earnhardt Tribute Concert at Daytona contributed significantly to the increase during fiscal 2003. These increases were partially offset by the lower food, beverage and merchandise sales attributable to previously discussed attendance decreases.

Other income decreased approximately $1.2 million, or 16.0%, in fiscal 2003 as compared to fiscal 2002. This decrease was primarily attributable to a gain on the sale of real property in the third quarter of fiscal 2002.

Prize and point fund monies and NASCAR sanction fees increased approximately $9.5 million, or 10.9%, in fiscal 2003 as compared to fiscal 2002. Over three-quarters of the increase was due to increased prize and point fund monies paid by NASCAR to participants in events during the periods. Over one-half of these increases were attributable to the increased television broadcast rights fees for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted during fiscal 2003, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors.

Motorsports related expenses increased approximately $3.6 million, or 3.8%, in fiscal 2003 as compared to fiscal 2002. The increase was primarily related to increases in consumer marketing initiatives and event related costs for comparable events, including insurance, as well as expenses related to the Dale Earnhardt Tribute Concert at Daytona, partially offset by the cancellation of the CART Champ Car event weekend. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased from approximately 21.1% in fiscal 2002 to approximately 20.9% in fiscal 2003 primarily due to the increase in television broadcast rights fees and the cancellation of the CART Champ Car event weekend, partially offset by the previously discussed increased costs.

Food, beverage and merchandise expense increased approximately $3.6 million, or 9.7%, in fiscal 2003 as compared to fiscal 2002. Costs associated with our Americrown subsidiary's assumption of food concession and catering operations at California, which were operated by a third party vendor that paid California a commission in prior years, and expenses related to the Dale Earnhardt Tribute Concert at Daytona contributed significantly to the increase during fiscal 2003. These increases were partially offset by decreased product and other variable costs associated with previously discussed decreases in sales associated with lower attendance at certain events. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income increased from approximately 54.1% in fiscal 2002 to approximately 55.7% in fiscal 2003. This margin decrease was primarily attributable to the expenses related to the assumption of food concession and catering operations at California, holding certain retail price points constant despite increasing product costs, and the relationship of decreased sales to certain fixed costs. This decrease was partially offset by the previously discussed non-recurring income related to our ongoing activities to audit third party vendors' sales reports for prior years.

General and administrative expenses increased approximately $6.1 million, or 8.0%, in fiscal 2003 as compared to fiscal 2002. The increase was primarily attributable to costs associated with certain ongoing legal proceedings, a write-off related to our claim for the return of the sanction fee paid to CART for the cancelled CART Champ Car event (as described below), and other expenses related to the expansion of our ongoing business, partially offset by decreases in certain other operating expenses and professional fees. The November CART Champ Car and supporting events scheduled at California were postponed and later cancelled due to a state of emergency declared in San Bernadino County, California and surrounding counties as a result of wildfires in the region. Subsequent to the cancellation, CART refused to return the $2.5 million Organization and Rights fee ("Sanction Fee") we paid to them in advance of the event in accordance with terms of the Official Organizer/Promoter Agreement ("Agreement") for the event. As a result, we filed a Complaint for Declaratory Relief with the U.S. District Court, Central District of California against CART, Inc. seeking declaration that the wildfires constituted a "force majeure" as described in the Agreement. Per the terms specified in the Agreement, we are due back the $2.5 million Sanction Fee paid to CART, less a mutually agreed upon amount for legitimate expenses reasonably incurred by CART in preparing for the event. While we feel we have a solid legal position regarding the return of the Sanction Fee, recent bankruptcy court proceedings involving CART have indicated that a full recovery of the amount paid, less any legitimate pre-event expenses, is highly unlikely. General and administrative expenses as a percentage of total revenues increased from approximately 14.6% in fiscal 2002 to approximately 15.0% in fiscal 2003. The increase is primarily the result of the previously discussed legal fees and charge related to the write-off of our claim for return of the CART Champ Car event Sanction Fee, partially offset by the increase in television broadcast rights fees.

Depreciation and amortization expense increased approximately $2.7 million, or 7.0%, in fiscal 2003 as compared to fiscal 2002. These increases were primarily attributable to certain strategic initiatives implemented in mid fiscal 2002 and ongoing capital improvements at our facilities.

During the second quarter of fiscal 2003, we recorded a non-cash before-tax charge of approximately $2.8 million for the net book value of certain undepreciated assets removed in connection with a major track reconfiguration project at Miami. As previously discussed, the project increased the track banking to a maximum of 20 degrees in the turns through an innovative variable-degree banking system, which enhanced the quality of the racing entertainment at this facility. The reconfiguration project was completed for our fourth quarter fiscal 2003 NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events.

Interest income increased by approximately $602,000, or 50.7%, in fiscal 2003 as compared to fiscal 2002. These increases were primarily due to higher cash balances in fiscal 2003.

Interest expense decreased approximately $1.1 million, or 4.5%, in fiscal 2003 as compared to fiscal 2002. The decrease in interest expense resulting from the payoff of our revolving credit facilities in the prior year was partially offset by an increase in interest expense from our Senior Notes due to an interest rate swap agreement in place in the prior year that was terminated in August 2002.

Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway.

The increase in our effective income tax rate in fiscal 2003 as compared to fiscal 2002, was primarily attributable to an increase in our blended state tax rate.

As a result of the foregoing, our income from continuing operations before cumulative effect of accounting change decreased from approximately $103.2 million to approximately $102.0 million, or 1.2%, in fiscal 2003 as compared to fiscal 2002.

The operations of North Carolina and Nazareth are presented as discontinued operations, net of tax, for all periods presented in accordance with SFAS No. 144.

As previously discussed, the sale of North Carolina's assets to SMI closed on July 1, 2004 and motorsport event operations at Nazareth were suspended at the end of the 2004 season and its long-lived assets held for sale.

The cumulative effect of accounting change recognized in the first quarter of fiscal 2002 consists of the non-cash after-tax charges associated with our write-off of goodwill, as well as the write-off of goodwill by Raceway Associates, upon adoption of SFAS No. 142 on December 1, 2001.

Liquidity and Capital Resources

General

We have historically generated sufficient cash flow from operations to fund our working capital needs and capital expenditures at existing facilities, as well as to pay an annual cash dividend. In addition, we have used the proceeds from offerings of our Class A Common Stock, the net proceeds from the issuance of long-term debt, borrowings under our credit facilities and state and local mechanisms to fund acquisitions and development projects. At November 30, 2004, we had cash, cash equivalents and short-term investments totaling approximately $276.0 million, $300.0 million principal amount of senior notes outstanding, total borrowings of $7.0 million under a term loan, and a debt service funding commitment of approximately $69.5 million principal amount related to the taxable special obligation revenue ("TIF") bonds issued by the Unified Government of Wyandotte County/Kansas City, Kansas ("Unified Government"). We had working capital of approximately $149.9 million at November 30, 2004. At November 30, 2003 we had a working capital deficit of $104.8 million primarily due to the 1999 Senior Notes, which were repaid in full in May 2004 with the proceeds from issuance of the 2004 Senior Notes.

Our current liquidity is primarily generated from our ongoing motorsports operations, and we expect our strong operating cash flow to continue in the future. In addition, we have the full amount available to draw upon under our $300.0 million revolving credit facility ("Credit Facility"), if needed. See "Future Liquidity" for additional disclosures relating to our Credit Facility and certain risks that may affect our near term operating results and liquidity.

Cash Flows

Net cash provided by operating activities was approximately $226.0 million for fiscal 2004, compared to approximately $194.7 million for fiscal 2003. The difference between our net income of approximately $156.3 million and the approximately $226.0 million of operating cash flow was primarily attributable to:

- deferred income taxes of approximately $52.1 million;

- depreciation and amortization of approximately $45.7 million;

- an increase in income taxes payable of approximately $18.4 million;

- the approximately $13.2 million non-cash charge related to the impairment of Nazareth's long-lived assets;

- an increase in accounts payable, deferred income and other current liabilities of approximately $12.4 million;

- an approximately $5.0 million loss on early retirement of our 1999 Senior Notes; and

- amortization of unearned compensation and financing costs of approximately $2.0 million;

These differences were partially offset by an approximately $63.9 million gain on the sale of North Carolina's assets, an increase in receivables of approximately $11.0 million, undistributed income from equity investments of approximately $2.8 million and an increase in inventories, prepaid expenses and other assets of approximately $2.6 million.

Net cash used in investing activities was approximately $233.5 million for fiscal 2004, compared to approximately $69.9 million for fiscal 2003. Our use of cash for investing activities reflects approximately $195.3 million for the acquisition of businesses, substantially consisting of the acquisition of Martinsville, approximately $135.2 million in capital expenditures and approximately $2.0 million for the purchase of our 24.5% interest in Proximities. This use of cash is partially offset by approximately $100.4 million in proceeds from the sale of North Carolina.

Net cash from financing activities was approximately $59.3 million for fiscal 2004, compared to approximately $10.1 million used in financing activities for fiscal 2003. The approximately $299.6 million in proceeds from the issuance of our 2004 Senior Notes and approximately $2.8 million in proceeds from an interest rate swap were partially offset by our use of cash for financing activities including approximately $231.9 million for the early redemption of our 1999 Senior Notes and payments of other term debt, approximately $5.3 million for the related redemption premium, approximately $2.6 million in deferred financing fees and a cash dividend paid of approximately $3.2 million.

Capital Expenditures

Capital expenditures totaled approximately $135.2 million for fiscal 2004, compared to approximately $72.6 million for fiscal 2003. Capital expenditures during fiscal 2004 related primarily to our previously announced multi-faceted infield renovation project at Daytona, acquisition of land and land improvements for expansion of parking, camping capacity and other uses, the installation of SAFER (steel and foam energy reduction) walls at several facilities, track lighting projects at California, Darlington and Phoenix, increased grandstand seating capacity at Richmond, construction of an IMAX theater at DAYTONA USA, the purchase of equipment and other assets associated with our food, beverage and merchandising operations and a variety of other improvements and renovations to our facilities.

Based on capital projects currently approved, we expect to make capital expenditures totaling approximately $110.7 million subsequent to November 30, 2004, which are expected to be completed within the next 24 months. This includes the acquisition of land and land improvements at various facilities for expansion of parking, camping capacity and other uses, improvements at Michigan including the previously discussed club seating and suite additions, the installation of and completion of track lighting projects at Miami, Phoenix, California and Darlington, the completion of our multi-faceted infield renovation project at Daytona, the purchase of equipment and other assets associated with our food, beverage and merchandising operations, increased grandstand seating capacity at Kansas, the completion of the installation of SAFER (steel and foam energy reduction) walls at several facilities, and a variety of other improvements and renovations to our facilities.

As a result of these currently approved projects and estimated additional approvals in fiscal 2005, we expect our total fiscal 2005 capital expenditures will be approximately $100 million.

We review the capital expenditure program periodically and modify it as required to meet current business needs.

Future Liquidity

On April 23, 2004, we completed an offering of $300.0 million principal amount of unsecured senior notes in a private placement. On September 27, 2004, we completed an offer to exchange the 2004 Senior Notes for registered senior notes with substantially identical terms. At November 30, 2004, outstanding 2004 Senior Notes totaled approximately $301.6 million, net of unamortized

discounts and premium, which is comprised of $150.0 million principal amount unsecured senior notes, which bear interest at 4.2% and are due April 2009, and $150.0 million principal amount unsecured senior notes, which bear interest at 5.4% and are due April 2014. The 2004 Senior Notes require semi-annual interest payments beginning October 15, 2004 through their maturity. The 2004 Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at redemption prices as defined in the indenture. Our subsidiaries are guarantors of the 2004 Senior Notes.

Total gross proceeds from the sale of the 2004 Senior Notes were $300.0 million, net of discounts of approximately $431,000 and approximately $2.6 million of deferred financing fees. The deferred financing fees will be treated as additional interest expense and amortized over the life of the 2004 Senior Notes on a straight line method, which approximates the effective yield method. In March 2004, we entered into interest rate swap agreements to effectively lock in the interest rate of approximately $150.0 million of the 4.2% Senior Notes. We terminated these interest rate swap agreements on April 23, 2004 and received approximately $2.2 million, which is being amortized over the life of the 4.2% Senior Notes.

In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds in connection with the financing of construction of Kansas Speedway. At November 30, 2004, outstanding TIF bonds totaled approximately $68.2 million, net of the unamortized discount, which is comprised of a $19.8 million principal amount, 6.15% term bond due December 1, 2017 and a $49.7 million principal amount, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government with payments made in lieu of property taxes ("Funding Commitment") by our wholly-owned subsidiary, Kansas Speedway Corporation. Principal (mandatory redemption) payments per the Funding Commitment are payable by Kansas Speedway Corporation on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. Kansas Speedway Corporation granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. We have agreed to guarantee Kansas Speedway Corporation's Funding Commitment until certain financial conditions have been met. In October 2002, the Unified Government issued subordinate sales tax special obligation revenue bonds ("2002 STAR Bonds") totaling approximately $6.3 million to reimburse us for certain construction already completed on the second phase of the Kansas Speedway project and to fund certain additional construction. The 2002 STAR Bonds, which require annual debt service payments and are due December 1, 2022, will be retired with state and local taxes generated within the Kansas Speedway's boundaries and are not our obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At November 30, 2004, the Unified Government had $5.8 million in 2002 STAR Bonds outstanding. Under a keepwell agreement, we have agreed to provide financial assistance to Kansas Speedway Corporation, if necessary, to support its guarantee of the 2002 STAR Bonds.

Our $300.0 million Credit Facility is scheduled to mature in September 2008, and accrues interest at LIBOR plus 62.5–150 basis points, based on our highest debt rating as determined by specified rating agencies. At November 30, 2004, we did not have any borrowings outstanding under the Credit Facility.

Our Miami subsidiary's $7.0 million Term Loan is guaranteed by us. The final payment under the Term Loan was paid on December 31, 2004. Our Miami subsidiary had an interest rate swap agreement that effectively fixed the floating rate on the outstanding balance under the Term Loan at 5.60% plus 50-100 basis points, based on certain consolidated financial criteria. This interest rate swap expired on December 31, 2004.

We are a member of Motorsports Alliance, LLC ("Motorsports Alliance") (owned 50% by us and 50% by Indianapolis Motor Speedway LLC), which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway. Raceway Associates has a term loan arrangement, which requires quarterly principal and interest payments and matures November 15, 2012, and a $15 million secured revolving credit facility, which matures September 15, 2005. At November 30, 2004, Raceway Associates had approximately $38.0 million outstanding under its term loan and no borrowings outstanding under its credit facility. Under a keepwell agreement, the members of Motorsports Alliance have agreed to provide financial assistance to Raceway Associates, if necessary, on a pro rata basis to support performance under its term loan and credit facility.

At November 30, 2004, we had contractual cash obligations to repay debt and to make payments under operating agreements, leases and commercial commitments in the form of guarantees and unused lines of credit.

Payments due under these long-term obligations are as follows as of November 30, 2004 (in thousands):

| | | Obligations Due by Period | | |
	Total	Less Than One Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt	$376,495	$ 7,505	$ 1,405	$151,990	$215,595
Track facility operating agreement	42,540	2,220	4,440	4,440	31,440
Other operating leases	9,906	2,878	3,084	1,012	2,932
Total Contractual Cash Obligations	$428,941	$ 12,603	$ 8,929	$157,442	$249,967

Commercial commitment expirations are as follows as of November 30, 2004 (in thousands):

| | | Commitment Expiration by Period | | |
	Total	Less Than One Year	2-3 Years	4-5 Years	After 5 Years
Guarantees	$ 5,760	$ 685	$ 1,320	$ 905	$ 2,850
Keepwell agreements	19,000	2,400	4,800	4,800	7,000
Unused credit facilities	301,843	1,843	-	300,000	-
Total Commercial Commitments	$326,603	$ 4,928	$ 6,120	$305,705	$ 9,850

During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. Our efforts have included the evaluation of many different locations. Most recently we identified a combination of land parcels in the New York City borough of Staten Island that could potentially be utilized for the development of a major speedway. Through our majority-owned subsidiary, 380 Development, we have closed on the purchases of approximately 677 total acres for approximately $110.0 million, substantially all of which were acquired after our fiscal year ended November 30, 2004. The aggregate of these parcels represents the largest block of undeveloped land in the five boroughs of New York City. The properties are part of a proposed motorsports and retail development project the Company is pursuing with Related Retail Corporation (the minority member of 380 Development), a retail specialist whose developments include the Time Warner Center in Manhattan and the Gateway Retail Center in Brooklyn. The proposed project is expected to consist of a three-quarter-mile, high-banked motorsports facility with approximately 80,000 grandstand seats and 64 luxury suites, complemented by a 50-acre retail center featuring nationally known stores offering year-round shopping opportunities. ISC currently expects the speedway portion of the development will cost between $550 and $600 million, including the aforementioned land purchases, and could open in late 2009 or 2010. While we believe a facility in New York provides significant long-term strategic value for ISC, these property acquisitions are only small steps in a long and complex process. In addition to working closely with the appropriate governmental agencies responsible for approval and permitting, we are conducting a detailed feasibility study to further analyze construction costs, determine the level of public incentives, and review environmental impacts including traffic, noise, air quality and remediation required, if any. Whether we ultimately construct a track or pursue alternative options for the development of this prime New York real estate will largely depend on the results of this study. During fiscal 2004, we capitalized approximately $9.3 million in legal and other professional fees relating to due diligence and feasibility studies, as well as other costs related to our negotiations, through our majority-owned subsidiary, for the purchase of these parcels.

In light of NASCAR's publicly announced position regarding additional potential realignment of the NASCAR NEXTEL Cup Series schedule, we also believe there are potential development opportunities in new, underserved markets across the country. As such, we have been and are exploring opportunities for public/private partnerships targeted to develop one or more motorsports facilities in new markets, including the Pacific Northwest. We recently announced that after preliminary due diligence on a site proposed by Snohomish County and the City of Marysville, Washington, it was determined the site-specific costs of such a project were beyond what was originally anticipated. As a result, Snohomish County and Marysville withdrew their proposal, which has allowed us to resume exploration of other potential locations. While we remain optimistic in our ability to construct a motorsports facility in this region of the country, it is too early to tell if the necessary public participation will materialize or if it will be sufficient to allow for the development of such a facility.

Our cash flow from operations consists primarily of ticket, hospitality, merchandise, catering and concession sales and contracted revenues arising from television broadcast rights and marketing partnerships. While we expect our strong operating cash flow to continue in the future, our financial results depend significantly on a number of factors relating to consumer and corporate spending, including economic conditions affecting marketing dollars available from the motorsports industry's principal sponsors. Consumer and corporate spending could be adversely affected by economic, security and other lifestyle conditions, resulting in lower than expected future operating cash flows. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war with Iraq and could be similarly affected by any future attacks or fear of such attacks, or by conditions resulting from other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. In addition, the Internal Revenue Service (the "Service") is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999 through 2003 and is examining the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In accordance with SFAS No. 109 "Accounting for Income Taxes," we have accrued a deferred tax liability based on the differences between our financial reporting and tax bases of such assets in our consolidated balance sheet as of November 30, 2004. We believe that our application of the federal income tax regulations in question, which have been applied consistently since being adopted in 1986 and have been subjected to previous Service audits, is appropriate and we intend to vigorously defend the merits of our position, if necessary. While an adverse resolution of these matters could result in a material negative impact on cash flow, we believe that we have provided adequate reserves in our consolidated financial statements as of November 30, 2004, and, as a result, do not expect that such an outcome would have a material adverse effect on results of operations.

While the items discussed above could adversely affect our financial success and future cash flow, we believe that cash flows from operations, along with existing cash, cash equivalents, short-term investments and available borrowings under our Credit Facility, will be sufficient to fund:

• operations and approved capital projects at existing facilities for the foreseeable future;

• payments required in connection with the funding of the Unified Government's debt service requirements related to the TIF bonds;

• payments related to our existing debt service commitments;

• any potential payments associated with our keepwell agreements; and

• any adjustment that may ultimately occur as a result of the examination by the Service.

We intend to pursue further development and/or acquisition opportunities (including the possible development of new motorsports facilities, such as the New York metropolitan area, the Pacific Northwest and other areas), the timing, size and success, as well as associated potential capital commitments of which, are unknown at this time. Accordingly, a material acceleration in our growth strategy could require us to obtain additional capital through debt and/or equity financings. Although there can be no assurance, we believe that adequate debt and equity financing will be available on satisfactory terms.

Recent Accounting Pronouncements

In January 2003 and as revised in December 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Prior to this interpretation, two enterprises generally had been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. Our adoption of this interpretation in fiscal 2004 did not have an impact on our financial position or results of operations.

In December 2004 the FASB issued revised SFAS No. 123R, "Share-Based Payment." SFAS No. 123R sets accounting requirements for "share-based" compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective in interim or annual periods beginning after June 15, 2005. We will be required to adopt SFAS No. 123R in our third quarter of fiscal 2005 and currently disclose the effect on net (loss) income and (loss) earnings per share of the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." We are currently evaluating the impact of the adoption of SFAS 123R on our financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.

In December 2004 the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29." SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. Our adoption of SFAS No. 153 is not expected to have a material impact on our financial position or results of operations.

Our quarterly results are subject to seasonality and variability

We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR NEXTEL Cup Series races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies, as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

The following table presents certain unaudited financial data for each quarter of fiscal 2003 and 2004 (in thousands, except per share amounts):

| | Fiscal Quarter Ended | | | |
	February 28, 2003	May 31, 2003	August 31, 2003	November 30, 2003
Total revenue	$ 119,866	$ 118,080	$ 159,041	$ 152,068
Operating income	45,487	28,934	60,589	51,833
Income from continuing operations	23,116	13,159	36,877	28,813
Net income	25,364	12,492	35,953	31,639
Basic earnings per share	0.48	0.24	0.68	0.60
Diluted earnings per share	0.48	0.24	0.68	0.60

| | Fiscal Quarter Ended | | | |
	February 29, 2004	May 31, 2004	August 31, 2004	November 30, 2004
Total revenue	$ 130,625	$ 131,125	$ 154,844	$ 231,254
Operating income	47,068	37,720	51,048	92,582
Income from continuing operations	24,450	15,595	31,810	54,441
Net income	27,793	6,059	68,090	54,376
Basic earnings per share	0.52	0.11	1.28	1.02
Diluted earnings per share	0.52	0.11	1.28	1.02

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates in the normal course of business. Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates and the LIBOR rate. In order to manage this exposure, we use a combination of debt instruments, including the use of derivatives in the form of interest rate swap agreements. We do not enter into any derivatives for trading purposes.

The objective of our asset management activities is to provide an adequate level of interest income and liquidity to fund operations and capital expansion, while minimizing market risk. We utilize overnight sweep accounts and short-term investments to minimize the interest rate risk. We do not believe that our interest rate risk related to our cash equivalents and short-term investments is material due to the nature of the investments.

Our objective in managing our interest rate risk on our debt is to maintain a balance of fixed and variable rate debt that will lower our overall borrowing costs within reasonable risk parameters. Interest rate swaps are used from time to time to convert a portion of our debt portfolio from a variable rate to a fixed rate or from a fixed rate to a variable rate.

The following analysis provides quantitative information regarding our exposure to interest rate risk. We utilize valuation models to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assume instantaneous, parallel shifts in interest rate yield curves. There are certain limitations inherent in the sensitivity analyses presented, primarily due to the assumption that interest rates change instantaneously. In addition, the analyses are unable to reflect the complex market reactions that normally would arise from the market shifts modeled.

As described in Note 8 to the consolidated financial statements, we have various debt instruments that are issued at fixed and variable rates of interest. These financial instruments, which have a fixed rate of interest, are exposed to fluctuations in fair value resulting from changes in market interest rates. The fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. Our credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2004, our debt outstanding with a variable rate of interest has an interest rate swap agreement that effectively fixes the floating rate, therefore, a hypothetical increase in interest rates by 1% would not result in an increase in our interest expense. At November 30, 2004, the fair value of our total long-term debt as determined by quotes from financial institutions, was $383.5 million. The potential decrease in fair value resulting from a hypothetical 10% shift in interest rates would be approximately $14.4 million at November 30, 2004.

From time to time we utilize derivative investments in the form of interest rate swaps to manage the fixed and floating interest rate mix of our total debt portfolio and related overall cost of borrowing. The notional amount, interest payment and maturity dates of the swaps match the terms of the debt they are intended to modify. The fair value of our interest rate swap on the Term Loan at November 30, 2004 was a liability of approximately $22,000. The Term Loan was repaid and the related interest rate swap expired on December 31, 2004.

Credit risk arises from the possible inability of counter parties to meet the terms of their contracts on a net basis. However, we minimize such risk exposures for these instruments by limiting counter parties to large banks and financial institutions that meet established credit guidelines. We do not expect to incur any losses as a result of counter party default.

Factors That May Affect Operating Results

This report may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify a forward-looking statement by our use of the words "anticipate," "estimate," "expect," "may," "believe," "objective," "projection," "forecast," "goal," and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause our actual results to differ from our expectations in cautionary statements made in this report and in other filings we have made with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in filings with the Securities and Exchange Commission.

Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels. Information concerning these, or other factors which could cause the actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company's other SEC filings. Copies of those filings are available from us and/or the SEC.

Consolidated Balance Sheets

	November 30,	
	2003	2004
	(In Thousands)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 223,973	$ 275,778
Short-term investments	201	200
Receivables, less allowance of $1,500 in 2003 and 2004	37,996	52,798
Inventories	5,496	7,267
Prepaid expenses and other current assets	4,078	5,032
Total Current Assets	271,744	341,075
Property and Equipment, net	884,623	969,095
Other Assets:		
Equity investments	33,706	38,468
Intangible assets, net	1,033	148,989
Goodwill	92,542	99,265
Other	20,144	22,618
	147,425	309,340
Total Assets	$ 1,303,792	$ 1,619,510
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 232,963	$ 7,505
Accounts payable	15,739	28,854
Deferred income	106,998	114,518
Income taxes payable	6,877	25,241
Other current liabilities	13,928	15,078
Total Current Liabilities	376,505	191,196
Long-Term Debt	75,168	369,315
Deferred Income Taxes	113,414	165,617
Long-Term Deferred Income	11,894	11,503
Other Long-Term Liabilities	346	141
Commitments and Contingencies	-	-
Shareholders' Equity:		
Class A Common Stock, $.01 par value, 80,000,000 shares authorized;		
28,359,173 and 28,858,934 issued and outstanding in 2003 and 2004, respectively	283	289
Class B Common Stock, $.01 par value, 40,000,000 shares authorized;		
24,858,610 and 24,409,903 issued and outstanding in 2003 and 2004, respectively	249	244
Additional paid-in capital	694,719	696,882
Retained earnings	34,602	187,689
Accumulated other comprehensive loss	(333)	(22)
	729,520	885,082
Less unearned compensation-restricted stock	3,055	3,344
Total Shareholders' Equity	726,465	881,738
Total Liabilities and Shareholders' Equity	$ 1,303,792	$ 1,619,510

See accompanying notes

Consolidated Statements of Operations

	Year Ended November 30,		
	2002	2003	2004
	(In Thousands, Except Per Share Amounts)		
REVENUES:			
Admissions, net	$ 205,754	$ 203,699	$ 222,545
Motorsports related income	241,666	265,209	334,943
Food, beverage and merchandise income	69,516	74,075	83,236
Other income	7,230	6,072	7,124
	524,166	549,055	647,848
EXPENSES:			
Direct expenses:			
Prize and point fund monies and NASCAR sanction fees	87,388	96,882	119,322
Motorsports related expenses	94,375	97,988	113,098
Food, beverage and merchandise expenses	37,614	41,250	52,260
General and administrative expenses	76,266	82,403	90,307
Depreciation and amortization	38,184	40,860	44,443
Homestead-Miami Speedway track reconfiguration	-	2,829	-
	333,827	362,212	419,430
Operating income	190,339	186,843	228,418
Interest income	1,187	1,789	4,053
Interest expense	(24,276)	(23,179)	(21,723)
Loss on early redemption of debt	-	-	(4,988)
Equity in net income from equity investments	1,907	2,553	2,754
Income from continuing operations before income taxes and cumulative effect of accounting change	169,157	168,006	208,514
Income taxes	65,945	66,041	82,218
Income from continuing operations before cumulative effect of accounting change	103,212	101,965	126,296
(Loss) income from discontinued operations, net of income taxes of $858,000, $1.4 million and ($3.7) million	(60,962)	3,483	(6,315)
Gain on sale of discontinued operations, net of income taxes of $27.6 million	-	-	36,337
Cumulative effect of accounting change – company operations	(449,806)	-	-
Cumulative effect of accounting change – equity investment	(3,422)	-	-
Net (loss) income	$ (410,978)	$ 105,448	$ 156,318
Basic earnings per share:			
Income from continuing operations	$ 1.95	$ 1.92	$ 2.38
(Loss) income from discontinued operations	(1.15)	0.07	(0.12)
Gain on sale of discontinued operations	-	-	0.68
Cumulative effect of accounting change	(8.55)	-	-
Net (loss) income	$ (7.75)	$ 1.99	$ 2.94
Diluted earnings per share:			
Income from continuing operations	$ 1.94	$ 1.92	$ 2.37
(Loss) income from discontinued operations	(1.14)	0.06	(0.11)
Gain on sale of discontinued operations	-	-	0.68
Cumulative effect of accounting change	(8.54)	-	-
Net (loss) income	$ (7.74)	$ 1.98	$ 2.94
Dividends per share	$ 0.06	$ 0.06	$ 0.06
Basic weighted average shares outstanding	53,036,552	53,057,077	53,084,437
Diluted weighted average shares outstanding	53,101,535	53,133,282	53,182,776

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

	Class A Common Stock $.01 Par Value	Class B Common Stock $.01 Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive (Loss) Income	Unearned Compensation-Restricted Stock	Total Shareholders' Equity
			(In Thousands)				
Balance at November 30, 2001	$ 245	$ 287	$ 691,670	$ 346,844	$ (961)	$ (2,663)	$ 1,035,422
Comprehensive loss							
Net loss	-	-	-	(410,978)	-	-	(410,978)
Interest rate swap	-	-	-	-	87	-	87
Total comprehensive loss							(410,891)
Cash dividends ($.06 per share)	-	-	-	(3,191)	-	-	(3,191)
Restricted stock grant	-	-	1,977	-	-	(1,977)	-
Reacquisition of previously issued common stock	-	-	(515)	(316)	-	-	(831)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	-	-	-	-	-
Income tax benefit related to restricted stock plan	-	-	331	-	-	-	331
Amortization of unearned compensation	-	-	-	-	-	1,485	1,485
Balance at November 30, 2002	253	279	693,463	(67,641)	(874)	(3,155)	622,325
Comprehensive income							
Net income	-	-	-	105,448	-	-	105,448
Interest rate swap	-	-	-	-	541	-	541
Total comprehensive income							105,989
Cash dividends ($.06 per share)	-	-	-	(3,193)	-	-	(3,193)
Restricted stock grant	-	-	1,595	-	-	(1,595)	-
Reacquisition of previously issued common stock	-	-	(340)	(12)	-	-	(352)
Conversion of Class B Common Stock to Class A Common Stock	30	(30)	-	-	-	-	-
Income tax benefit related to restricted stock plan	-	-	1	-	-	-	1
Amortization of unearned compensation	-	-	-	-	-	1,695	1,695
Balance at November 30, 2003	283	249	694,719	34,602	(333)	(3,055)	726,465
Comprehensive income							
Net income	-	-	-	156,318	-	-	156,318
Interest rate swap	-	-	-	-	311	-	311
Total comprehensive income							156,629
Cash dividends ($.06 per share)	-	-	-	(3,196)	-	-	(3,196)
Exercise of stock options	-	-	442	-	-	-	442
Restricted stock grant	1	-	2,022	-	-	(2,023)	-
Reacquisition of previously issued common stock	-	-	(361)	(35)	-	-	(396)
Conversion of Class B Common Stock to Class A Common Stock	5	(5)	-	-	-	-	-
Income tax benefit related to restricted stock plan	-	-	60	-	-	-	60
Amortization of unearned compensation	-	-	-	-	-	1,734	1,734
Balance at November 30, 2004	$ 289	$ 244	$ 696,882	$ 187,689	$ (22)	$ (3,344)	$ 881,738

See accompanying notes

Consolidated Statements of Cash Flows

	Year Ended November 30,		
	2002	2003	2004
	(In Thousands)		
OPERATING ACTIVITIES			
Net (loss) income	$ (410,978)	$ 105,448	$ 156,318
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	41,154	44,171	45,687
Amortization of financing costs	1,332	294	250
Amortization of unearned compensation	1,485	1,695	1,734
Deferred income taxes	29,461	38,471	52,146
Undistributed income from equity investments	(1,907)	(2,553)	(2,754)
Impairment of long-lived assets	-	-	13,217
Gain on sale of discontinued operations	-	-	(63,926)
Loss on early redemption of debt	-	-	4,988
Homestead-Miami Speedway track reconfiguration	-	2,829	-
Cumulative effect of accounting change	517,249	-	-
Other, net	(1,634)	(37)	1,028
Changes in operating assets and liabilities:			
Receivables, net	(5,415)	(7,439)	(10,959)
Inventories, prepaid expenses and other assets	2,209	(990)	(2,569)
Accounts payable and other liabilities	2,873	1,040	9,215
Deferred income	(1,759)	8,868	3,187
Income taxes payable	4,544	2,939	18,424
Net cash provided by operating activities	178,614	194,736	225,986
INVESTING ACTIVITIES			
Capital expenditures	(53,521)	(72,587)	(135,218)
Proceeds from asset disposals	3,836	178	86
Acquisition of businesses	-	-	(195,325)
Proceeds from sale of discontinued operations	-	-	100,391
Equity investment	-	-	(2,008)
Proceeds from short-term investments	400	400	400
Purchases of short-term investments	(400)	(400)	(400)
Proceeds from affiliate	4,045	4,075	-
Proceeds from STAR bonds	5,589	-	-
Proceeds from restricted investments	1,263	-	-
Other, net	(1,533)	(1,552)	(1,442)
Net cash used in investing activities	(40,321)	(69,886)	(233,516)
FINANCING ACTIVITIES			
Proceeds from long-term debt	-	-	299,570
Payment of long-term debt	(9,225)	(5,775)	(231,890)
Payment of long-term debt redemption premium	-	-	(5,340)
Deferred financing fees	-	(820)	(2,626)
Proceeds from interest rate swap	3,213	-	2,771
Cash dividends paid	(3,191)	(3,193)	(3,196)
Reacquisition of previously issued common stock	(831)	(352)	(396)
Exercise of Class A common stock options	-	-	442
Payments under credit facilities	(90,000)	-	-
Net cash (used in) provided by financing activities	(100,034)	(10,140)	59,335
Net increase in cash and cash equivalents	38,259	114,710	51,805
Cash and cash equivalents at beginning of period	71,004	109,263	223,973
Cash and cash equivalents at end of period	$ 109,263	$ 223,973	$ 275,778

See accompanying notes

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS: International Speedway Corporation, including its wholly-owned subsidiaries (collectively the "Company"), is a leading promoter of motorsports entertainment activities in the United States. As of November 30, 2004, the Company owned and/or operated eleven of the nation's major motorsports facilities as follows:

Track Name	Location	Track Length
Daytona International Speedway	Daytona Beach, Florida	2.5 Miles
Talladega Superspeedway	Talladega, Alabama	2.6 Miles
Michigan International Speedway	Brooklyn, Michigan	2.0 Miles
Richmond International Raceway	Richmond, Virginia	0.8 Miles
California Speedway	Fontana, California	2.0 Miles
Kansas Speedway	Kansas City, Kansas	1.5 Miles
Phoenix International Raceway	Phoenix, Arizona	1.0 Mile
Homestead-Miami Speedway	Homestead, Florida	1.5 Miles
Martinsville Speedway	Martinsville, Virginia	0.5 Miles
Darlington Raceway	Darlington, South Carolina	1.3 Miles
Watkins Glen International	Watkins Glen, New York	3.4 Miles

In addition, Raceway Associates, LLC ("Raceway Associates"), in which the Company holds a 37.5% indirect equity interest, owns and operates Chicagoland Speedway and Route 66 Raceway, two nationally recognized major motorsports facilities in Joliet, Illinois.

In fiscal 2004, these motorsports facilities promoted well over 100 stock car, open wheel, sports car, truck, motorcycle and other racing events, including 20 National Association for Stock Car Auto Racing ("NASCAR") NEXTEL Cup Series events, 14 NASCAR Busch Series events, nine NASCAR Craftsman Truck Series events, seven Indy Racing League ("IRL") IndyCar Series events, two National Hot Rod Association ("NHRA") POWERade drag racing series events, the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by the Grand American Road Racing Association ("Grand American")) and a number of prestigious motorcycle events.

The general nature of the Company's business is a motorsports themed amusement enterprise, furnishing amusement to the public in the form of motorsports themed entertainment. The Company's motorsports event operations consist principally of racing events at these major motorsports facilities, which, in total, currently have more than one million grandstand seats. The Company also conducts, either through operations of the particular facility or through certain wholly-owned subsidiaries operating under the name "Americrown," souvenir merchandising operations, and food and beverage concession operations for customers at all of its motorsports facilities. In addition, the Company conducts catering services to customers both in suites and chalets at substantially all of its motorsports facilities. Americrown also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers, through internet and catalog sales and directly to dealers.

MRN Radio, the Company's proprietary radio network, produces and syndicates to radio stations the NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series races and certain other races conducted at the Company's tracks, as well as some races from tracks the Company does not own. In addition, MRN Radio provides production services for NEXTEL

Vision, the trackside large screen video display units, at all NASCAR NEXTEL Cup Series event weekends except at Indianapolis Motor Speedway, which is a track not owned by the Company. MRN Radio also produces and syndicates daily and weekly NASCAR racing-themed programs.

The Company owns and operates DAYTONA USA - The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR that includes interactive media, theaters, historical memorabilia and exhibits, tours, as well as riding and driving experiences of Daytona International Speedway.

SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION: The accompanying consolidated financial statements include the accounts of International Speedway Corporation and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, bank demand deposit accounts, overnight sweep accounts and highly liquid variable rate instruments used in the Company's cash management programs.

The Company maintained its cash and cash equivalents primarily with two financial institutions at November 30, 2004. The Company believes that it is not exposed to any significant credit risk on its cash balances due to the strength of the financial institutions.

RECEIVABLES: Receivables are stated at their estimated collectible amounts. The allowance for doubtful accounts is estimated based on historical experience of write offs and future expectations of conditions that might impact the collectibility of accounts.

INVENTORIES: Inventories of items for resale are stated at the lower of cost, determined on the first-in, first-out basis, or market.

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

PROPERTY AND EQUIPMENT: Property and equipment, including improvements to existing facilities, are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the estimated useful lives as follows:

Buildings, grandstands and tracks	10-30 years
Furniture and equipment	3-8 years

The carrying values of property and equipment are evaluated for impairment based upon expected future undiscounted cash flows. If events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss would be recognized equal to the difference between the carrying value of the asset and its fair value.

EQUITY INVESTMENTS: Equity investments are accounted for using the equity method of accounting. The Company's equity in the net income from equity investments is recorded as income with a corresponding increase in the investment. Dividends received reduce the investment. The Company recognizes the effects of transactions involving the sale or distribution by an equity investee of its common stock as capital transactions.

Equity investments consist of the Company's interests in Motorsports Alliance, LLC ("Motorsports Alliance") and Proximities, Inc ("Proximities").

Motorsports Alliance (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.) owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway.

Proximities is developing products which are to be marketed as secure radio frequency identification (RFID) cashless payment, access control and age verification systems. These products allow customers to purchase concessions and merchandise quickly and easily using the fast, secure payment station which is linked to a pre-authorized credit card. The Company acquired an approximately 24.5% interest in Proximities in November 2004 through the purchase of Series B Preferred Stock for approximately $2.0 million. Proximities is a variable interest entity as determined in accordance with Financial Accounting Standards Board "FASB" Interpretation No. 46, "Consolidation of Variable Interest Entities." The Company does not consolidate the operations of Proximities as it is not the primary beneficiary. The company's maximum exposure to loss as a result of its involvement with Proximities consists of its equity investment at November 30, 2004 of approximately $2.0 million.

The Company's share of undistributed equity in the earnings from equity investments included in retained earnings at November 30, 2003 and 2004 was approximately $2.6 million and $5.3 million, respectively.

GOODWILL AND INTANGIBLE ASSETS: On December 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142 the Company's goodwill and other intangible assets are evaluated annually for impairment, in its fiscal fourth quarter, based upon expected future discounted cash flows at the reporting unit level.

DEFERRED FINANCING FEES: Deferred financing fees are amortized over the term of the related debt and are included in other non-current assets.

DERIVATIVE FINANCIAL INSTRUMENTS: From time to time the Company utilizes interest rate swap agreements to minimize the impact of interest rate fluctuations on certain long-term borrowings with fixed and floating interest rates. All of the Company's interest rate swap agreements qualify, or have qualified, for the use of the "short-cut" method of accounting to assess hedge effectiveness in accordance with SFAS No. 133, as amended and are recognized in its consolidated balance sheet at their fair value. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense. The change in the fair value of the interest rate swap, which is established as an effective hedge, is included in other comprehensive income.

INCOME TAXES: Income taxes have been provided using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION/DEFERRED INCOME: Admission income and all race-related revenue is earned upon completion of an event and is stated net of admission and sales taxes collected. Advance ticket sales and all race-related revenue on future events are deferred until earned. Revenues from the sale of merchandise to retail customers, catalog and internet sales, and direct sales to dealers are recognized at the time of the sale.

Kansas Speedway Corporation ("KSC") offers Preferred Access Speedway Seating ("PASS") agreements, which give purchasers the exclusive right and obligation to purchase KSC season-ticket packages for certain sanctioned racing events annually through fiscal year 2030, under specified terms and conditions. Among the conditions, licensees are required to purchase all season-ticket packages when and as offered each year. PASS agreements automatically terminate without refund should owners not purchase any offered season tickets.

Net fees received under PASS agreements are deferred and are amortized into income over the term of the agreements which expire in fiscal 2030. Long-term deferred income under the PASS agreements total approximately $11.1 million and $10.8 million at November 30, 2003 and 2004, respectively.

ADVERTISING EXPENSE: Advertising costs are expensed as incurred or, as in the case of race-related advertising, upon the completion of the event. Race-related advertising included in prepaid expenses and other current assets at November 30, 2003 and 2004 was approximately $419,000 and $749,000, respectively. Advertising expense from continuing operations was approximately $10.2 million, $10.7 million and $12.1 million for the years ended November 30, 2002, 2003 and 2004, respectively.

LOSS CONTINGENCIES: Legal and other costs incurred in conjunction with loss contingencies are expensed as incurred.

STOCK-BASED COMPENSATION: The Company has a long-term incentive stock plan, which is described more fully in Note 15. The Company accounts for its long-term incentive stock plan under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company recognizes stock-based employee compensation cost on its restricted shares awarded over their vesting periods in an amount equal to the fair market value of these shares on the date of award. No stock-based employee compensation cost is reflected in net income (loss) relating to stock options as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 1 - DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The following table illustrates the effect on net (loss) income and (loss) earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock based employee compensation for the years ended November 30 (in thousands, except per share amounts):

	2002	2003	2004
Net (loss) income, as reported	$ (410,978)	$ 105,448	$ 156,318
Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	912	1,034	1,051
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,133)	(1,256)	(1,251)
Pro forma net (loss) income	$ (411,199)	$ 105,226	$ 156,118
(Loss) earnings per share:			
Basic—as reported	$ (7.75)	$ 1.99	$ 2.94
Basic—pro forma	$ (7.75)	$ 1.98	$ 2.94
Diluted—as reported	$ (7.74)	$ 1.98	$ 2.94
Diluted—pro forma	$ (7.74)	$ 1.98	$ 2.94

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS: In January 2003 and as revised in December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities. Prior to this interpretation, two enterprises generally had been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. The Company's adoption of this interpretation in fiscal 2004 did not have an impact on its financial position or results of operations.

In December 2004, the FASB issued revised SFAS No. 123R, "Share-Based Payment." SFAS No. 123R sets accounting requirements for "share-based"

compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123R is effective in interim or annual periods beginning after June 15, 2005. The Company will be required to adopt SFAS No. 123R in its third quarter of fiscal 2005 and currently discloses the effect on net (loss) income and (loss) earnings per share of the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." The Company is currently evaluating the impact of the adoption of SFAS 123R on its financial position and results of operations, including the valuation methods and support for the assumptions that underlie the valuation of the awards.

In December 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29." SFAS No. 153 amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS No. 153 is to be applied prospectively for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company's adoption of SFAS No. 153 is not expected to have a material impact on its financial position or results of operations.

COMPARABILITY: For comparability, certain 2002 and 2003 amounts have been reclassified where appropriate to conform with the presentation in 2004.

NOTE 2 - ACCOUNTING CHANGE

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," in the first quarter of 2002. Based on an independent appraisal firm's valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions after the date of the acquisitions and the identification of qualifying intangibles, the Company recorded a non-cash after tax charge of $449.8 million as a cumulative effect of accounting change for the write-off of goodwill attributable to its continuing operations in the first quarter of 2002.

Raceway Associates, which owns and operates Chicagoland Speedway and Route 66 Raceway and in which the Company holds a 37.5% indirect equity interest, also adopted SFAS No. 142 in the first quarter of 2002. During the second quarter of fiscal 2002, Raceway Associates completed the valuation of its Route 66 Raceway reporting unit using discounted cash flows, which reflect changes in certain assumptions since the date of Raceway Associates' formation, that indicated impairment of the goodwill associated with Route 66 Raceway. The Company's proportionate share of Raceway Associates' cumulative effect of accounting change related to the write-off of goodwill totaled approximately $3.4 million after-tax. In accordance with SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements" the Company recognized this impairment in the first quarter of 2002.

As a result of the adoption of SFAS No. 142 at the beginning of fiscal 2002, the accounting for goodwill and other intangible assets has been presented on a consistent basis for all periods presented in these consolidated financial statements.

NOTE 3 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended November 30 (in thousands, except per share amounts):

	2002	2003	2004
Basic and diluted:			
Income from continuing operations before cumulative effect of accounting change	$ 103,212	$ 101,965	$ 126,296
(Loss) income from discontinued operations	(60,962)	3,483	(6,315)
Gain on sale of discontinued operations	-	-	36,337
Cumulative effect of accounting change	(453,228)	-	-
Net (loss) income	$ (410,978)	$ 105,448	$ 156,318
Basic earnings per share denominator:			
Weighted average shares outstanding	53,036,552	53,057,077	53,084,437
Basic earnings per share:			
Income from continuing operations before cumulative effect of accounting change	$ 1.95	$ 1.92	$ 2.38
(Loss) income from discontinued operations	(1.15)	0.07	(0.12)
Gain on sale of discontinued operations	-	-	0.68
Cumulative effect of accounting change	(8.55)	-	-
Net (loss) income	$ (7.75)	$ 1.99	$ 2.94
Diluted earnings per share denominator:			
Weighted average shares outstanding	53,036,552	53,057,077	53,084,437
Common stock options	1,763	1,650	12,123
Contingently issuable shares	63,220	74,555	86,216
Diluted weighted average shares outstanding	53,101,535	53,133,282	53,182,776
Diluted earnings per share:			
Income from continuing operations before cumulative effect of accounting change	$ 1.94	$ 1.92	$ 2.37
(Loss) income from discontinued operations	(1.14)	0.06	(0.11)
Gain on sale of discontinued operations	-	-	0.68
Cumulative effect of accounting change	(8.54)	-	-
Net (loss) income	$ (7.74)	$ 1.98	$ 2.94
Anti-dilutive shares excluded in the computation of diluted (loss) earnings per share	36,534	52,082	817

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 4 - ACQUISITION OF BUSINESS

On July 13, 2004, the Company acquired the assets of Martinsville Speedway ("Martinsville") and assumed the operations as well as certain liabilities of Martinsville for approximately $194.7 million, including acquisition costs. Martinsville was privately owned, with certain members of the France Family Group, which controls in excess of 60% of the combined voting interest of the Company, owning 50% of Martinsville. The acquisition was funded by $100.4 million in proceeds from the sale of the assets of North Carolina Speedway ("North Carolina") (see Note 5) and approximately $94.3 million in cash. Martinsville's operations are included in the Company's consolidated operations subsequent to the date of acquisition.

Located in Virginia near Greensboro and Winston-Salem, Martinsville is one of only two one-half mile tracks on the NASCAR NEXTEL Cup Series circuit. It seats approximately 64,000 grandstand spectators and offers premium accommodations in the facility's 25 suites. Martinsville annually conducts two NASCAR NEXTEL Cup and NASCAR Craftsman Truck series event weekends, including one during the Chase for the NASCAR NEXTEL Cup, which is included in the Company's fiscal 2004 fourth quarter operations. In addition, Martinsville hosts a NASCAR Late Model Stock Car event annually.

These events strengthen the Company's presence in the motorsports industry and afford the Company further expansion opportunities in terms of seat and suite additions, as well as increased fan amenities.

The purchase price for the Martinsville acquisition was allocated to the assets acquired and liabilities assumed based upon their fair market values at the acquisition date, as determined by an independent appraisal. Included in this acquisition were certain indefinite-lived intangible assets attributable to the NASCAR sanction agreements in place at the time of acquisition and goodwill. The intangible assets and goodwill are included in the Motorsports Event segment. All of the goodwill attributable to the acquisition is expected to be deductible for income tax purposes. As this acquisition is not considered significant, pro forma financial information is not presented. The purchase price allocation to the significant assets acquired is as follows (in thousands):

Property and equipment	$ 34,278
Intangible assets	148,000
Goodwill	12,442

NOTE 5 – DISCONTINUED OPERATIONS AND IMPAIRMENT OF LONG-LIVED ASSETS

As required by the settlement agreement in the Ferko/Vaughn litigation ("Settlement Agreement") (see Note 11 - Terminated Litigation) dated April 8, 2004, the Company's North Carolina Speedway, Inc. subsidiary entered into an Asset Purchase Agreement with Speedway Motorsports, Inc. ("SMI") for the sale of the tangible and intangible assets and operations of North Carolina. Under the terms of the Settlement Agreement, SMI's subsidiary purchased North Carolina's assets and assumed its operations for approximately $100.4 million in cash. The sale of North Carolina's assets closed on July 1, 2004 and the Company recorded an after-tax gain in the third quarter of fiscal 2004 of approximately $36.3 million.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires impairment losses equal to the difference between the carrying value of the asset and its fair value to be recognized for long-lived assets, if events or circumstances indicate that the carrying value of an asset may not be recoverable. In May 2004, the Company announced its intention to request realignment of the NASCAR Busch Series and Indy Racing League IndyCar Series events, currently conducted at Nazareth Speedway ("Nazareth"), to other motorsports facilities within its portfolio starting in fiscal 2005 and its intention to suspend indefinitely major motorsports event operations at the facility after completion of its fiscal 2004 events. The Company believes that it can more successfully grow these events over the long term at a facility other than Nazareth. For the 2005 event season, the aforementioned events have been realigned to the Company's Watkins Glen facility.

The realignment of the events conducted at Nazareth and the indefinite suspension of major motorsports event operations at the facility are expected to have a significant adverse effect on Nazareth's future revenues and cash

flows. As a result of these changes in Nazareth's operations, in the second quarter of fiscal 2004, a detailed analysis of Nazareth's long-lived assets and their estimated future undiscounted cash flows was completed. The projected undiscounted cash flows were not sufficient to recover the carrying amount of Nazareth's property and equipment. The Company evaluated Nazareth's long-lived assets' estimated fair value using a discounted cash flow assessment as well as comparable prices for similar property, which resulted in the identification and measurement of an impairment loss of approximately $13.2 million, or $0.16 per diluted share. During the fourth quarter of fiscal 2004, the Company decided to pursue the sale of its Nazareth property.

The operations of North Carolina and Nazareth were included in the Motorsports Event segment. In accordance with SFAS No. 144, the results of operations of North Carolina and Nazareth, including the gain on sale of North Carolina and the impairment loss at Nazareth described above, are presented as discontinued operations in all periods presented. During the years ended November 30, 2002, 2003 and 2004, total revenues recognized by North Carolina and Nazareth were approximately $26.4 million, $26.9 million and $17.0 million, respectively, and pre-tax income (loss) was approximately $3.9 million, $4.9 million and ($10.0) million, respectively. North Carolina's and Nazareth's assets held for sale included in property and equipment, net of accumulated depreciation, totaled approximately $53.0 million and $8.3 million at November 30, 2003 and 2004, respectively. In addition, goodwill attributable to North Carolina totaled approximately $6.2 million at November 30, 2003. Unless indicated otherwise, all disclosures in the notes to the consolidated financial statements relate to continuing operations.

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of November 30 (in thousands):

	2003	2004
Land and leasehold improvements	$ 230,773	$ 244,186
Buildings, grandstands and tracks	766,353	797,944
Furniture and equipment	103,120	110,310
Construction in progress	20,049	82,144
	1,120,295	1,234,584
Less accumulated depreciation	235,672	265,489
	$ 884,623	$ 969,095

Depreciation expense from continuing operations was approximately $38.1 million, $40.8 million and $44.4 million for the years ended November 30, 2002, 2003 and 2004, respectively.

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS

The gross carrying value and accumulated amortization of the major classes of intangible assets relating to the Motorsports Event segment as of November 30 are as follows (in thousands):

	2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Food, beverage and merchandise contracts	$ 276	$ 44	$ 232
Total amortized intangible assets	276	44	232
Non-amortized intangible assets:			
Water rights	535	-	535
Liquor licenses	266	-	266
Total non-amortized intangible assets	801	-	801
Total intangible assets	$ 1,077	$ 44	$ 1,033

	2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized intangible assets:			
Food, beverage and merchandise contracts	$ 276	$ 88	$ 188
Total amortized intangible assets	276	88	188
Non-amortized intangible assets:			
NASCAR sanction agreements	148,000	-	148,000
Water rights	535	-	535
Liquor licenses	266	-	266
Total non-amortized intangible assets	148,801	-	148,801
Total intangible assets	$149,077	$ 88	$148,989

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 7 - GOODWILL AND INTANGIBLE ASSETS (continued)

The following table presents current and expected amortization expense of the existing intangible assets as of November 30, for each of the following periods (in thousands):

Aggregate amortization expense:	
For the year ended November 30, 2004	$ 44
Estimated amortization expense for the year ending November 30:	
2005	55
2006	43
2007	43
2008	43
2009	1

The changes in the carrying value of goodwill are as follows (in thousands):

Balance at November 30, 2003	$ 92,542
Acquisition of businesses	12,902
Sale of discontinued operations	(6,179)
Balance at November 30, 2004	$ 99,265

NOTE 8 - LONG-TERM DEBT

Long-term debt consists of the following as of November 30 (in thousands):

	2003	2004
7.875% Senior Notes	$ 226,226	$ -
7.875% Senior Notes, interest rate swap	(153)	-
4.20% Senior Notes due 2009	-	151,679
5.40% Senior Notes due 2014	-	149,894
TIF bond debt service funding commitment	68,558	68,247
Term Loan	13,500	7,000
	308,131	376,820
Less: current portion	232,963	7,505
	$ 75,168	$ 369,315

Schedule of Payments (in thousands)

For the year ending November 30:	
2005	$ 7,505
2006	635
2007	770
2008	915
2009	151,075
Thereafter	215,595
	376,495
Net premium	325
Total	$ 376,820

NOTE 8 - LONG-TERM DEBT (continued)

On April 23, 2004, the Company completed an offering of $300.0 million principal amount of unsecured senior notes in a private placement. On September 27, 2004, the Company completed an offer to exchange these unsecured senior notes for registered senior notes with substantially identical terms ("2004 Senior Notes"). At November 30, 2004, outstanding 2004 Senior Notes totaled approximately $301.6 million, net of unamortized discounts and premium, which is comprised of $150.0 million principal amount unsecured senior notes, which bear interest at 4.2% and are due April 2009 ("4.2% Senior Notes"), and $150.0 million principal amount unsecured senior notes, which bear interest at 5.4% and are due April 2014. The 2004 Senior Notes require semi-annual interest payments beginning October 15, 2004 through their maturity. The 2004 Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time or from time to time at redemption prices as defined in the indenture. The Company's subsidiaries are guarantors of the 2004 Senior Notes. The 2004 Senior Notes also contain various restrictive covenants. Total gross proceeds from the sale of the 2004 Senior Notes were $300.0 million, net of discounts of approximately $431,000 and approximately $2.6 million of deferred financing fees. The deferred financing fees will be treated as additional interest expense and amortized over the life of the 2004 Senior Notes on a straight line method, which approximates the effective yield method. In March 2004, the Company entered into interest rate swap agreements to effectively lock in the interest rate on approximately $150.0 million of the 4.2% Senior Notes. The Company terminated these interest rate swap agreements on April 23, 2004 and received approximately $2.2 million, which is being amortized over the life of the 4.2% Senior Notes.

In January 2004, the Company terminated the interest rate swap agreement on the 7.875% senior notes ("1999 Senior Notes") and received approximately $544,000, which was being amortized over the remaining life of the 1999 Senior Notes. On May 28, 2004, the Company used the net proceeds from the 2004 Senior Notes to redeem and retire all outstanding $225.0 million principal amount of the 1999 Senior Notes, which were due October 15, 2004, including the payment of a redemption premium in the amount of approximately $5.3 million and accrued interest. The net redemption premium, associated unamortized net deferred financing costs, unamortized original issuance discount and unamortized deferred gain related to previously deferred interest rate swap terminations, associated with the 1999 Senior Notes were recorded as a net loss on early redemption of debt totaling approximately $5.0 million in May 2004.

In January 1999, the Unified Government of Wyandotte County/Kansas City, Kansas ("Unified Government"), issued approximately $71.3 million in taxable special obligation revenue ("TIF") bonds in connection with the financing of construction of Kansas Speedway. At November 30, 2004, outstanding TIF bonds totaled approximately $68.2 million, net of the unamortized discount, which is comprised of a $19.8 million principal amount, 6.15% term bond due December 1, 2017 and $49.7 million principal amount, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government with payments made in lieu of property taxes ("Funding Commitment") by the Company's wholly-owned subsidiary, KSC. Principal (mandatory redemption) payments per the Funding Commitment are payable by KSC on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. KSC granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. The bond financing documents contain various restrictive covenants. The Company has agreed to guarantee KSC's Funding Commitment until certain financial conditions have been met.

The Company has a $300.0 million revolving credit facility ("Credit Facility"), which is scheduled to mature in September 2008 and accrues interest at LIBOR plus 62.5–150 basis points, based on the Company's highest debt rating as determined by specified rating agencies. At November 30, 2004, the Company did not have any borrowings outstanding under the Credit Facility. The Credit Facility contains various restrictive covenants.

The Company's wholly-owned subsidiary, Homestead-Miami Speedway ("Miami"), has a $7.0 million term loan ("Term Loan"), which is guaranteed by the Company and has the same restrictive covenants as the Credit Facility. The final payment under the Term Loan was paid on December 31, 2004. The Company's Miami subsidiary had an interest rate swap agreement that effectively fixed the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50–100 basis points, based on certain consolidated financial criteria of the Company. This interest rate swap expired on December 31, 2004.

Total interest from continuing operations incurred by the Company was approximately $24.3 million, $23.2 million and $21.7 million for the years ended November 30, 2002, 2003 and 2004, respectively. Total interest capitalized from continuing operations for the years ended November 30, 2002, 2003 and 2004 was approximately $415,000 and $794,000 and $1.6 million, respectively.

Financing costs of approximately $6.8 million and $7.8 million, net of accumulated amortization, have been deferred and are included in other assets at November 30, 2003 and 2004, respectively. These costs are being amortized on a straight line method, which approximates the effective yield method, over the life of the related financing.

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 9 - FEDERAL AND STATE INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the provision for income taxes from continuing operations for the years ended November 30, are as follows (in thousands):

	2002	2003	2004
Current tax expense:			
Federal	$ 28,940	$ 23,833	$ 46,839
State	7,510	4,054	6,311
Deferred tax expense:			
Federal	29,134	36,029	26,327
State	361	2,125	2,741
Provision for income taxes	$ 65,945	$ 66,041	$ 82,218

The reconciliation of income tax computed at the federal statutory tax rates to income tax expense from continuing operations for the years ended November 30, is as follows (percent of pre-tax income):

	2002	2003	2004
Income tax computed at federal statutory rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.5	3.1	3.4
Other, net	0.5	1.2	1.0
	39.0%	39.3%	39.4%

The components of the net deferred tax assets (liabilities) at November 30, are as follows (in thousands):

	2003	2004
Amortization and depreciation	$ 38,527	$ 32,911
Deferred revenues	4,315	4,240
Deferred expenses	2,454	2,795
Compensation related	1,759	2,247
Loss carryforwards	2,840	1,995
Accruals	1,808	1,854
Other	199	142
Deferred tax assets	51,902	46,184
Amortization and depreciation	(157,664)	(202,057)
Equity investment	(7,322)	(9,263)
Other	(330)	(481)
Deferred tax liabilities	(165,316)	(211,801)
Net deferred tax liabilities	$ (113,414)	$ (165,617)

The Company has recorded deferred tax assets related to various state net operating loss carryforwards totaling approximately $54.6 million that expire in varying amounts beginning in fiscal 2019.

NOTE 10 - CAPITAL STOCK

The Company's authorized capital includes 80 million shares of Class A Common Stock, par value $.01 ("Class A Common Stock"), 40 million shares of Class B Common Stock, par value $.01 ("Class B Common Stock"), and 1 million shares of Preferred Stock, par value $.01 ("Preferred Stock"). The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain dividend and conversion rights as described below. Each share of Class A Common Stock entitles the holder to one-fifth (1/5) vote on each matter submitted to a vote of the Company's shareholders and each share of Class B Common Stock entitles the holder to one (1) vote on each such matter, in each case including the election of directors. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if and when declared by the Board of Directors out of funds legally available therefrom, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time at the option of the holder on the basis of one share of Class A

Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date of any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. No shares of Preferred Stock are outstanding. The Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

International Speedway Corporation has a salary incentive plan (the "ISC Plan") designed to qualify under Section 401(k) of the Internal Revenue Code. Employees of International Speedway Corporation and certain participating subsidiaries who have completed one month of continuous service are eligible to participate in the ISC Plan. After twelve months of continuous service, matching contributions are made to a savings trust (subject to certain limits) concurrent with employees' contributions. The level of the matching contribution depends upon the amount of the employee contribution. Employees become 100% vested upon entrance to the ISC Plan. The contribution expense from continuing operations for the ISC Plan was approximately $1.2 million, $1.2 million and $1.3 million, for the years ended November 30, 2002, 2003 and 2004, respectively.

The estimated cost to complete approved projects and current construction in progress at November 30, 2004 at the Company's existing facilities is approximately $110.7 million.

In October 2002, the Unified Government issued additional subordinate sales tax special obligation revenue bonds ("2002 STAR Bonds") totaling approximately $6.3 million to reimburse the Company for certain construction already completed on the second phase of the Kansas Speedway project and

to fund certain additional construction. The 2002 STAR Bonds will be retired with state and local taxes generated within the speedway's boundaries and are not the Company's obligation. KSC has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At November 30, 2004, the Unified Government had $5.8 million outstanding on 2002 STAR Bonds. Under a keepwell agreement, the Company has agreed to provide financial assistance to KSC, if necessary, to support KSC's guarantee of the 2002 STAR Bonds.

The Company is a member of Motorsports Alliance (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.), which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway. Raceway Associates has a term loan arrangement, which requires quarterly principal and interest payments and matures November 15, 2012, and a $15 million secured revolving credit facility, which matures September 15, 2005. At November 30, 2004, Raceway Associates had approximately $38.0 million outstanding under its term loan and no borrowings outstanding under its credit facility. Under a keepwell agreement, the members of Motorsports Alliance have agreed to provide financial assistance to Raceway Associates, if necessary, on a pro rata basis to support performance under its term loan and credit facility.

The Company operates Miami under an operating agreement which expires December 31, 2032 and provides for subsequent renewal terms through December 31, 2075. The Company also has various operating leases for office space and equipment. The future minimum payments under the operating agreement and leases utilized by the Company having initial or remaining noncancellable terms in excess of one year at November 30, 2004, are as follows (in thousands):

For the year ending November 30:	Track Operating Agreement	Operating Leases
2005	$ 2,220	$ 2,878
2006	2,220	2,094
2007	2,220	990
2008	2,220	577
2009	2,220	435
Thereafter	31,440	2,932
Total	$ 42,540	$ 9,906

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued)

Total expenses incurred from continuing operations under the track operating agreement, these operating leases and all other rentals during the years ended November 30, 2002, 2003 and 2004 were $11.3 million, $12.2 million and $14.9 million, respectively.

In connection with the Company's automobile and workers' compensation insurance coverages and certain construction contracts, the Company has standby letter of credit agreements in favor of third parties. The letters of credit, which expire on December 15, 2005, increase to a maximum of approximately $1.8 million and are automatically renewed on an annual basis. At November 30, 2004, there were no amounts drawn on the standby letters of credit.

The Internal Revenue Service (the "Service") is currently performing a periodic examination of the Company's federal income tax returns for the years ended November 30, 1999 through 2003 and is examining the tax depreciation treatment for a significant portion of its motorsports entertainment facility assets. In accordance with SFAS No. 109 "Accounting for Income Taxes" the Company has accrued a deferred tax liability based on the difference between its financial reporting and tax bases of such assets (See Note 8). The Company believes that its application of the federal income tax regulations in question, which have been applied consistently since being adopted in 1986 and have been subjected to previous Service audits, is appropriate, and intends to vigorously defend the merits of its position, if necessary. While an adverse resolution of these matters could result in a material negative impact on cash flow, the Company believes that it has provided adequate reserves in its consolidated financial statements as of November 30, 2004 and, as a result, does not expect that such an outcome would have a material adverse impact on results of operations. The Company believes that its existing cash, cash equivalents and short-term investments, combined with the cash provided by current operations and available borrowings under its Credit Facility will be sufficient to fund its: (i) operations and approved capital projects at existing facilities for the foreseeable future; (ii) payments required in connection with the funding of the Unified Government's debt service requirements related to the TIF bonds; (iii) payments related to its existing debt service commitments; (iv) any potential payments associated with its keepwell agreements; and (v) any adjustment that may ultimately occur as a result of the examination by the Service.

The Company is from time to time a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation will have a material adverse effect on the Company's financial condition or results of operations.

In addition to such routine litigation incident to its business, the Company was a party to the legal proceedings described below.

Terminated Litigation

In February 2002, the Company was served in a proceeding filed in the United States District Court for the Eastern District of Texas. The case was styled *Francis Ferko, and Russell Vaughn as Shareholders of Speedway Motorsports, Inc. vs. National Association of [sic] Stock Car Auto Racing, Inc., International Speedway Corporation, and Speedway Motorsports, Inc.* The overall gist of the allegations contained in the complaint was that Texas Motor Speedway should have a second NASCAR Winston Cup Series date annually and that NASCAR should be required by the court to grant Texas Motor Speedway a second NASCAR Winston Cup Series date annually. The portion of the complaint that included the Company alleged that it conspired with NASCAR and members of the France Family to "refuse to offer a new Winston Cup race date to any non-ISC owned track whenever ISC has desired to host an additional Winston Cup race." The complaint sought unspecified monetary damages from the Company, which were claimed to have resulted to Speedway Motorsports from the alleged conspiracy as well as treble damages under the anti-trust laws. Through the Company's participation in court ordered mediation, the terms of the Settlement Agreement were reached in April 2004. Upon the satisfaction of certain preconditions to the Settlement Agreement becoming effective it was filed with the court in May 2004. The Settlement Agreement was approved by the court on July 1, 2004. Pursuant to the terms of the Settlement Agreement, the Company's North Carolina Speedway, Inc. subsidiary sold North Carolina's tangible and intangible assets and operations to a subsidiary of Speedway Motorsports for $100.4 million on July 1, 2004. The Settlement Agreement approved by the Court releases ISC and NASCAR from all claims related to the litigation. The released claims include, but are not limited to, allegations or assertions with respect to the awarding and/or sanctioning of races, the effect of the common control of NASCAR and ISC residing in the France Family Group and the market power either individually or jointly of NASCAR and ISC.

NOTE 12 - RELATED PARTY DISCLOSURES AND TRANSACTIONS

All of the racing events that take place during the Company's fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association ("AHRMA"), the American Motorcyclist Association ("AMA"), the Automobile Racing Club of America ("ARCA"), the Clear Channel - Championship Cup Series ("CCS"), the Federation Internationale de l'Automobile ("FIA"), the Federation Internationale Motocycliste ("FIM"), Grand American, Historic Sportscar Racing ("HSR"), the International Race of Champions ("IROC"), IPOWERacing, IRL, NASCAR, the National Hot Rod Association ("NHRA"), the Sports Car Club of America ("SCCA"), the Sportscar Vintage Racing Association ("SVRA"), the United States Auto Club ("USAC") and the World Karting Association ("WKA"). NASCAR, which sanctions some of the Company's principal racing events, is a member of the France Family Group, which controls in excess of 60% of the combined voting power of the outstanding stock of the Company, and some members of

which serve as directors and officers of the Company. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by NASCAR to participants in the events. Prize and point fund monies paid by the Company to NASCAR from continuing operations for disbursement to competitors, which are exclusive of NASCAR sanction fees, totaled approximately $75.1 million, $83.1 million and $102.5 million for the years ended November 30, 2002, 2003 and 2004, respectively. Prize and point fund monies paid by the Company to NASCAR for disbursement to competitors for events at North Carolina and Nazareth included in discontinued operations totaled approximately $8.2 million, $9.0 million and $5.4 million for the years ended November 30, 2002, 2003 and 2004, respectively.

NOTE 12 - RELATED PARTY DISCLOSURES AND TRANSACTIONS (continued)

NASCAR contracts directly with certain network providers for television rights to the entire NASCAR NEXTEL Cup and NASCAR Busch series schedules. Event promoters share in the television rights fees in accordance with the provision of the sanction agreement for each NASCAR NEXTEL Cup and NASCAR Busch series event. Under the terms of this arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR NEXTEL Cup or NASCAR Busch series event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter pays 25% of the gross broadcast rights fees allocated to the event as part of the previously discussed prize money paid to NASCAR for disbursement to competitors. The Company's television broadcast and ancillary rights fees from continuing operations received from NASCAR for the NASCAR NEXTEL Cup and NASCAR Busch series events conducted at its wholly-owned facilities were $120.5 million, $140.8 million and $188.9 million in fiscal years 2002, 2003 and 2004, respectively. Television broadcast and ancillary rights fees received from NASCAR for the NASCAR NEXTEL Cup and NASCAR Busch series events held at North Carolina and the NASCAR Busch Series event held at Nazareth and included in discontinued operations totaled approximately $12.7 million, $14.9 million and $9.3 million for the years ended November 30, 2002, 2003 and 2004, respectively.

In addition, NASCAR and the Company share a variety of expenses in the ordinary course of business. NASCAR pays rent, as well as a related maintenance fee (allocated based on square footage), to the Company for office space in the Company's corporate office complex in Daytona Beach, Florida. The Company paid rent to NASCAR for office space in Charlotte, North Carolina and New York, New York through mid-fiscal 2002. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR pays the Company for various tickets and credentials, program advertising, catering services, suites, participation in a NASCAR racing event banquet, exhibit and display space, track and other equipment rentals based on similar prices paid by unrelated, third party purchasers of similar items. The Company pays NASCAR for certain advertising, participation in NASCAR racing series banquets and the use of NASCAR trademarks and intellectual images and rents production space for NEXTEL Vision based on similar prices paid by unrelated, third party purchasers of similar items. NASCAR also reimburses the Company for 50% of the compensation paid to certain personnel working in the Company's legal, risk management and transportation departments, as well as 50% of the compensation expense associated with certain receptionists. The Company reimburses NASCAR for 50% of the compensation paid to two of the personnel working in NASCAR's legal department. The Company's payments to NASCAR for MRN Radio's broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of the Company's advertising revenues attributable to such race broadcasts. NASCAR's reimbursement for use of the Company's telephone system, mailroom, janitorial services, security services, catering, graphic arts, photo and publishing services, and the Company's reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount received from NASCAR by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $1.8 million, $2.4 million and $1.2 million during fiscal 2002, 2003 and 2004, respectively.

Grand American sanctions various events at certain of the Company's facilities. While certain officers and directors of the Company are equity investors in Grand American, no officer or director has more than a 10% equity interest. In addition, certain officers and directors of the Company, representing a non-controlling interest, serve on Grand American's Board of Managers. Standard Grand American sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by Grand American to participants in the events. Sanction fees paid by the Company to Grand American totaled approximately $1.3 million, $1.3 million and $924,000 for the years ended November 30, 2002, 2003 and 2004, respectively.

In addition, Grand American and the Company share a variety of expenses in the ordinary course of business. Grand American pays rent to the Company for office space in the Company's corporate office complex in Daytona Beach, Florida. These rents are based upon estimated fair market lease rates for comparable facilities. Grand American purchases various program advertising, sponsorship, catering services, hospitality and track and equipment rentals from the Company based on similar prices paid by unrelated, third party purchasers of similar items. The Company pays Grand American for the use of Grand American's trademarks based on similar prices paid by unrelated, third party purchasers of similar items. Grand American's reimbursement for use of the Company's telephone system, mailroom, security, graphic arts, photo and publishing services is based on actual usage or an allocation of total actual usage. The aggregate amount received from Grand American by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $237,000, $205,000 and $226,000 during fiscal 2002, 2003 and 2004, respectively.

The Company strives to ensure, and management believes that, the terms of the Company's transactions with NASCAR and Grand American are no less favorable to the Company than could be obtained in arms-length negotiations. White River Investment Limited Partnership and Western Opportunity Limited Partnership, both members of the France Family Group, were among the selling shareholders in the Company's secondary offering of Class A Common Stock, which closed in May 2003. In connection with that secondary offering all of the selling shareholders had agreed to fully reimburse the Company for all expenses in excess of approximately $75,000, which were associated with the offering. Following the closing of that secondary offering, in accordance with an allocation agreed among all the selling shareholders, and as a result of the reimbursement arrangement, the Company invoiced and White River Investment Limited Partnership and Western Opportunity Limited Partnership reimbursed the Company approximately $295,000 and $85,000, respectively, for expenses incurred by the Company as a result of that secondary offering. In addition, certain members of the France Family Group paid the Company for the utilization of security services, purchase of catering services, event tickets, maintenance services, event planning and certain equipment. In fiscal 2003, the Company purchased a vehicle from a France Family Group member. During fiscal 2004, the Company provided publishing and distribution services for Game Change Marketing, LLC and tickets to Brand Sense Marketing, which are companies owned by a France Family Group member and leased certain parcels of land from WCF and JCF, LLC, which is owned by France Family Group members. The land parcels are used primarily for parking during the events held at Martinsville Speedway. The amounts paid for these items were based on actual costs incurred, similar prices paid by unrelated third party purchasers of similar items or estimated fair market values. The aggregate amount received by the Company for these items, net of amounts paid, totaled approximately $23,000, $77,000 and $266,000 during fiscal 2002, 2003 and 2004, respectively.

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 12 - RELATED PARTY DISCLOSURES AND TRANSACTIONS (continued)

The Company has collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses. Pursuant to the agreements, the Company advanced the annual premiums of approximately $1.2 million each year for a period of eight years which ended in fiscal 2002. Upon surrender of the policies or payment of the death benefits thereunder, the Company is entitled to repayment of an amount equal to the cumulative premiums previously paid by the Company. The Company may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements. The Company recorded the insurance expense net of the increase in cash surrender value of the policies associated with these agreements.

Crotty & Bartlett, P.A., a law firm controlled by siblings of W. Garrett Crotty, one of the Company's executive officers, leases office space located in the Company's corporate office complex in Daytona Beach, Florida. The Company engages Crotty & Bartlett for certain legal and consulting services. The aggregate amount paid to Crotty & Bartlett by the Company for legal and consulting services, net of amounts received by the Company for leased office space, totaled approximately $73,000, $96,000 and $119,000 during fiscal 2002, 2003 and 2004, respectively.

J. Hyatt Brown, one of the Company's directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. ("Brown"). Brown has received commissions for serving as the Company's insurance broker for several of the Company's insurance policies, including the Company's property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with the Company's policies were approximately $475,000, $443,000 and $390,000 during fiscal 2002, 2003 and 2004, respectively.

Kinsey, Vincent Pyle, L.C., a law firm that Christy F. Harris, one of the Company's directors, joined in fiscal 2004, provided legal services to the Company during fiscal 2004. The Company paid approximately $301,000 for these services, which were charged to the Company on the same basis as those provided other clients.

Chapman J. Root, II, one of the Company's directors until June 15, 2003, was a control person and affiliate of the Root Company, Inc., Root Communications Group and various other entities, including the operations of various radio stations which purchase broadcasting rights to certain programs and live events produced by MRN Radio. The price paid by these radio stations for the broadcast rights are established on the same basis as the price paid by other radio stations for similar broadcasts and in similar markets. The amounts paid by these entities to MRN Radio for the broadcast rights were approximately

$8,000 during fiscal 2002. There were no amounts paid by these entities to MRN Radio for the broadcast rights during fiscal 2003 prior to the end of Mr. Root's directorship.

Walter P. Czarnecki, one of the Company's directors until April 9, 2003, owns Raceway Services, which purchases tickets and hospitality suite occupancy to events at many of the Company's facilities. The price paid by Raceway Services for these items is established on the same basis as the price paid by other purchasers to the same events without regard to Mr. Czarnecki's previous status as a director. The amounts paid by Raceway Services to the Company totaled approximately $376,000 and $120,000, during fiscal 2002 and 2003 (prior to the end of Mr. Czarnecki's directorship), respectively.

Raceway Associates is owned 75% by Motorsports Alliance and 25% by the former owners of the Route 66 Raceway, LLC. Edward H. Rensi, a director of the Company, owns approximately 1.28% of Raceway Associates. The Company owns an indirect equity investment in Chicagoland Speedway through the Company's equity investment in Motorsports Alliance. The Company pays Chicagoland Speedway a rights fee to sell programs and radio broadcasts and in fiscal 2003 and 2004, additional rights fees to sell merchandise as well as in fiscal 2004 rights fees for advertising related to the events held at the facility. Chicagoland pays the Company for the purchase of programs and for costs related to the use of the Company's jet dryers at its events. The net amounts paid by the Company were approximately $57,000, $629,000 and $621,000 during fiscal 2002, 2003 and 2004, respectively.

Pursuant to the merger agreement for the PMI acquisition, the Company originally was obligated to place up to three individuals designated by Penske Performance, Inc., on its board of directors and to include such designees as nominees recommended by the Company's Board of Directors at future elections of directors by shareholders, based upon the amount of Company stock held by Penske Performance, Inc. As the holdings of Penske Performance, Inc. have fallen to less than 2% percent of the aggregate shares of the Company's outstanding Class A and Class B Common Stock, the Company is no longer obligated to include any individuals designated by Penske Performance, Inc. as nominees for the Company's board of directors. Until April 2003, Messrs. *Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki* were the designees of Penske Performance, Inc. serving on the Company's Board of Directors. Mr. Gregory W. Penske remains on the Company's Board of Directors. Penske Performance, Inc. is wholly-owned by Penske Corporation. Messrs. Roger S. Penske and Czarnecki were also officers and directors of Penske Performance, Inc. and other Penske Corporation affiliates. Mr. Gregory W. Penske is also an officer and director of Penske Performance, Inc. and other Penske Corporation affiliates, as well as the son of Roger S. Penske. Roger S. Penske beneficially owns a majority of

NOTE 12 - RELATED PARTY DISCLOSURES AND TRANSACTIONS (continued)

the voting stock of and controls Penske Corporation and its affiliates. The Company rented Penske Corporation and its affiliates certain facilities for a driving school and sold hospitality suite occupancy and related services, merchandise and accessories to Penske Corporation, its affiliates and other related companies. In a special promotional arrangement designed to grow demand while maintaining price integrity, the Company sold approximately 8,000 tickets for certain events at discounts greater than those afforded any other ticket purchaser to Penske Automotive Group, one of the largest automobile retailers in Southern California, which effected distribution of those tickets. Also, Penske Truck Leasing rented certain vehicles and sold related supplies and services to the Company. In fiscal 2002, 2003 and 2004, the aggregate amount received from Penske Corporation, its affiliates and other related companies, net of amounts paid by the Company, totaled approximately $1.2 million, $887,000 and $2.4 million, respectively, for the aforementioned goods and services.

NOTE 13 - HOMESTEAD-MIAMI SPEEDWAY TRACK RECONFIGURATION

During the second quarter of fiscal 2003, the Company recorded a non-cash before-tax charge of approximately $2.8 million for the net book value of certain undepreciated assets removed in connection with a major track reconfiguration project at Miami. The project increased the track banking to a maximum of 20 degrees in the turns through an innovative variable-degree banking system, which enhanced the quality of the racing entertainment at this facility. The reconfiguration was completed prior to Miami's fiscal 2003 fourth quarter NASCAR NEXTEL Cup, NASCAR Busch and NASCAR Craftsman Truck series events.

NOTE 14 - SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for income taxes and interest for the years ended November 30, is summarized as follows (in thousands):

	2002	2003	2004
Income taxes paid	$ 32,290	$ 26,070	$ 35,962
Interest paid	$ 25,146	$ 23,796	$ 23,414

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 15 - LONG-TERM STOCK INCENTIVE PLAN

The Company's 1996 Long-Term Stock Incentive Plan (the "1996 Plan") authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights and restricted stock. The Company has reserved an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of the Company's Class A Common Stock for grants under the 1996 Plan.

Restricted Stock Awards

Restricted shares awarded under the 1996 Plan generally are subject to forfeiture in the event of termination of employment prior to vesting dates. Prior to vesting, the 1996 Plan participants own the shares and may vote and receive dividends, but are subject to certain restrictions. Restrictions include the prohibition of the sale or transfer of the shares during the period prior to vesting of the shares. The Company also has the right of first refusal to purchase any shares of stock issued under the 1996 Plan, which are offered for sale subsequent to vesting.

The Company awarded and issued 43,400, 37,726 and 47,068 restricted shares of the Company's Class A Common Stock during the years ended November 30, 2002, 2003 and 2004, respectively, to certain officers and managers under the 1996 Plan. These shares of restricted stock vest at the rate of 50% of each award on the third anniversary of the award date and the remaining 50% on the fifth anniversary of the award date.

In January and April 2003 and May 2004, the Company awarded and issued 683, 1,468 and 764, respectively, restricted shares of the Company's Class A Common Stock to certain managers and officers under the 1996 Plan. These shares of restricted stock vested on July 3, 2003, October 1, 2003 and November 1, 2004, respectively.

The weighted average grant date fair value of restricted shares granted during the years ended November 30, 2002, 2003 and 2004 was $45.55, $40.03 and $42.28, respectively.

The market value of the shares at the date of award has been recorded as "Unearned compensation – restricted stock," which is shown as a separate component of shareholders' equity in the accompanying consolidated balance sheets. The unearned compensation is being amortized over the vesting periods of the shares. In accordance with APB Opinion 25, the Company will recognize a compensation charge over the vesting periods equal to the fair market value of these shares on the date of the award. The total compensation charge from continuing operations recognized as expense during the years ended November 30, 2002, 2003 and 2004, totaled approximately $1.5 million, $1.7 million and $1.7 million, respectively.

Nonqualified and Incentive Stock Options

The Company applies the measurement provisions of APB Opinion 25 and related interpretations in accounting for its stock option plans. A portion of each non-employee director's compensation for their service as a director is through awards of options to acquire shares of the Company's Class A Common Stock under the 1996 Plan. These options become exercisable one year after the date of grant and expire on the tenth anniversary of the date of grant. The Company also grants options to certain non-officer managers to purchase the Company's Class A Common Stock under the 1996 Plan. These options vest over a two and one-half year period and expire on the tenth anniversary of the date of grant.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2003	2004
Expected life (years)	5	5	5
Dividend yield	0.14%	0.15%	0.14%
Expected volatility	34.4%	31.9%	30.4%
Risk-free interest rate	4.6%	2.9%	3.5%
Weighted average fair value of options granted	$ 16.51	$ 13.02	$ 14.30

NOTE 15 - LONG-TERM STOCK INCENTIVE PLAN (continued)

The following table summarizes the activity for options to purchase shares of Class A Common Stock issued and outstanding:

	Weighted Average Exercise Price	Number of Shares
Outstanding at November 30, 2001	$ 40.58	46,195
Granted	43.94	25,224
Forfeited	37.06	(2,000)
Outstanding at November 30, 2002	41.90	69,419
Granted	39.89	12,929
Outstanding at November 30, 2003	41.58	82,348
Granted	43.75	38,025
Exercised	37.94	(11,666)
Outstanding at November 30, 2004	$ 42.73	108,707
Exercisable at:		
November 30, 2002	$ 41.65	41,176
November 30, 2003	41.81	65,077
November 30, 2004	42.19	80,006

The following table summarizes information about stock options outstanding and exercisable at November 30, 2004:

		Outstanding			Exercisable	
Exercise Price Range	Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price		Options	Weighted Average Exercise Price
$ 37.06–$ 47.99	108,707	7.8	$ 42.73		80,006	$ 42.19

The tax effect of income tax deductions that differ from expense for financial reporting purposes under these plans is credited or charged to additional paid-in capital.

NOTE 16 - FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

Fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. The Company's credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2004, the fair value of the remaining long-term debt, which includes the 2004 Senior Notes, TIF bond Funding Commitment and Term Loan, as determined by quotes from financial institutions, was $383.5 million compared to the carrying amount of $376.8 million.

From time to time the Company utilizes interest rate swap agreements to manage the fixed and floating interest rate mix of its total debt portfolio and related overall costs of borrowing. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. At November 30, 2004, the Company had an interest swap agreement related to its Term Loan. This agreement, with principal notional amount of approximately $7.0 million, had an estimated fair value of a liability totaling approximately $22,000 at November 30, 2004. The Term Loan interest rate swap agreement expired December 31, 2004.

Notes to Consolidated Financial Statements, November 30, 2004

NOTE 17 - QUARTERLY DATA (UNAUDITED)

The Company derives most of its income from a limited number of NASCAR-sanctioned races. As a result, the Company's business has been, and is expected to remain, highly seasonal based on the timing of major events. For example, one of the Company's NASCAR NEXTEL Cup Series events is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenue and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30.

The following table presents certain unaudited financial data for each quarter of fiscal 2003 and 2004 (in thousands, except per share amounts):

	Fiscal Quarter Ended			
	February 28, 2003	May 31, 2003	August 31, 2003	November 30, 2003
Total revenue	$ 119,866	$ 118,080	$ 159,041	$ 152,068
Operating income	45,487	28,934	60,589	51,833
Income from continuing operations	23,116	13,159	36,877	28,813
Net income	25,364	12,492	35,953	31,639
Basic earnings per share	0.48	0.24	0.68	0.60
Diluted earnings per share	0.48	0.24	0.68	0.60

	Fiscal Quarter Ended			
	February 29, 2004	May 31, 2004	August 31, 2004	November 30, 2004
Total revenue	$ 130,625	$ 131,125	$ 154,844	$ 231,254
Operating income	47,068	37,720	51,048	92,582
Income from continuing operations	24,450	15,595	31,810	54,441
Net income	27,793	6,059	68,090	54,376
Basic earnings per share	0.52	0.11	1.28	1.02
Diluted earnings per share	0.52	0.11	1.28	1.02

NOTE 18 - SEGMENT REPORTING

The general nature of the Company's business is a motorsports themed amusement enterprise, furnishing amusement to the public in the form of motorsports themed entertainment. The Company's motorsports event operations consist principally of racing events at its major motorsports facilities. The Company's remaining business units, which are comprised of the radio network production and syndication of numerous racing events and programs, the operation of a motorsports-themed amusement and entertainment complex, certain souvenir merchandising operations not associated with the promotion of motorsports events at the Company's facilities, construction management services, leasing operations, financing and licensing operations and agricultural operations are included in the "All Other" segment. The Company evaluates financial performance of the business units on operating profit after allocation of corporate general and administrative ("G&A") expenses. Corporate G&A expenses are allocated to business units based on each business unit's net revenues to total net revenues.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are accounted for at prices comparable to unaffiliated customers. Intersegment revenues were approximately $9.2 million, $10.4 million and $9.0 million for the years ended November 30, 2002, 2003 and 2004, respectively (in thousands).

| | For The Year Ended November 30, 2002 | | |
	Motorsports Event	All Other	Total
Revenues	$ 494,796	$ 38,538	$ 533,334
Depreciation and amortization	33,051	5,133	38,184
Operating income	180,351	9,988	190,339
Capital expenditures	45,752	7,769	53,521
Total assets	1,036,611	119,360	1,155,971
Equity investments	31,152	-	31,152

| | For The Year Ended November 30, 2003 | | |
	Motorsports Event	All Other	Total
Revenues	$ 520,441	$ 39,058	$ 559,499
Depreciation and amortization	35,270	5,590	40,860
Operating income	177,133	9,710	186,843
Capital expenditures	67,957	4,630	72,587
Total assets	1,106,644	197,148	1,303,792
Equity investments	33,706	-	33,706

| | For The Year Ended November 30, 2004 | | |
	Motorsports Event	All Other	Total
Revenues	$ 609,086	$ 47,774	$ 656,860
Depreciation and amortization	38,788	5,655	44,443
Operating income	217,067	11,351	228,418
Capital expenditures	113,098	22,120	135,218
Total assets	1,343,303	276,207	1,619,510
Equity investments	36,489	1,979	38,468

As a result of the adoption of SFAS No. 142, the Motorsports Event segment recorded a non-cash after-tax charge of $453.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.



ERNST & YOUNG LLP

Financial Statements Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
International Speedway Corporation

We have audited the accompanying consolidated balance sheets of International Speedway Corporation and subsidiaries as of November 30, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Speedway Corporation and subsidiaries at November 30, 2003 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of International Speedway Corporation's internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2005, expressed an unqualified opinion thereon.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.

Ernst + Young LLP

Jacksonville, Florida
January 28, 2005

 **ERNST & YOUNG LLP**

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
International Speedway Corporation

We have audited management's assessment, included in the accompanying Report of Management on International Speedway Corporation's Internal Control Over Financial Reporting, that International Speedway Corporation maintained effective internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). International Speedway Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on International Speedway Corporation's Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of a motorsports entertainment complex acquired during 2004, which is included in the 2004 consolidated financial statements of International Speedway Corporation and constituted $206 million of total assets and an immaterial amount of net assets as of November 30, 2004 and an immaterial amount of revenues and net income for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at this motorsports entertainment complex because of the timing of the acquisition which was completed in July 2004. Our audit of internal control over financial reporting of International Speedway Corporation also did not include an evaluation of the internal control over financial reporting of this motorsports entertainment complex.

In our opinion, management's assessment that International Speedway Corporation maintained effective internal control over financial reporting as of November 30, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, International Speedway Corporation maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of International Speedway Corporation and subsidiaries as of November 30, 2003 and 2004, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2004, and our report dated January 28, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Jacksonville, Florida
January 28, 2005

Report of Management on International Speedway Corporation's Internal Control Over Financial Reporting

January 28, 2005

We, as members of management of International Speedway Corporation, are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a–15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, our disclosure controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Our assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the motorsports entertainment complex acquired during 2004, which is included in the 2004 consolidated financial statements and constituted $206 million of total assets and an immaterial amount of net assets as of November 30, 2004 and an immaterial amount of revenues and net income for the year then ended. We did not assess the effectiveness of internal control over financial reporting at this motorsports entertainment complex because of the timing of the acquisition, which was completed in July 2004.

We, under the supervision of and with the participation of our management, including the Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, assessed the Company's internal control over financial reporting as of November 30, 2004, based on criteria for effective internal control over financial reporting described in "Internal Control–Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, we concluded that we maintained effective internal control over financial reporting as of November 30, 2004, based on the specified criteria.

Management's assessment of the effectiveness of our internal control over financial reporting has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which is included herein.

Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

At November 30, 2004, International Speedway Corporation had two issued classes of capital stock: class A common stock, $.01 par value per share, and class B common stock, $.01 par value per share. The class A common stock is traded on the NASDAQ National Market System under the symbol "ISCA." The class B common stock is traded on the Over-The-Counter Bulletin Board under the symbol "ISCB.OB" and, at the option of the holder, is convertible to class A common stock at any time. As of November 30, 2004, there were approximately 2,737 record holders of class A common stock and approximately 697 record holders of class B common stock.

The reported high and low sales prices or high and low bid information, as applicable, for each quarter indicated are as follows:

	ISCA		ISCB.OB (1)	
	High	Low	High	Low
Fiscal 2003:				
First Quarter	$ 39.52	$ 35.36	$ 39.00	$ 35.50
Second Quarter	40.38	35.94	40.20	36.05
Third Quarter	42.24	36.98	42.00	37.50
Fourth Quarter	46.64	40.00	46.50	40.00
Fiscal 2004:				
First Quarter	48.50	41.92	48.00	42.25
Second Quarter	49.26	41.01	49.00	41.50
Third Quarter	53.90	46.75	53.35	46.60
Fourth Quarter	54.85	46.07	54.00	46.25

(1) ISCB quotations were obtained from the OTC Bulletin Board and represent prices between dealers and do not include mark-up, mark-down or commission. Such quotations do not necessarily represent actual transactions.

DIVIDENDS

Annual dividends of $0.06 per share were declared in the quarter ended in May and paid in June in fiscal years 2002, 2003 and 2004 on all common stock that was issued at the time.

Investor Inquiries and 10-K

For more information about
International Speedway Corporation, contact:

Investor Relations
International Speedway Corporation
Post Office Box 2801
Daytona Beach, Florida • 32120-2801

Phone: (386) 947-6465
www.iscmotorsports.com

Corporate Address

International Speedway Corporation
Post Office Box 2801 • Daytona Beach, Florida • 32120-2801

Transfer Agent and Registrar
SunTrust Bank, Atlanta
Mail Code GA-ATLANTA-0258
Post Office Box 4625 • Atlanta, Georgia • 30302
Phone: (800) 568-3476

Independent Auditors for 2004
Ernst & Young LLP • Jacksonville, Florida

OTHER CORPORATE OFFICERS

John R. Saunders
Executive Vice President and Chief Operating Officer

H. Lee Combs
Senior Vice President – Corporate Development

W. Garrett Crotty
Senior Vice President, Secretary and General Counsel

Susan G. Schandel
Senior Vice President, Chief Financial Officer and Treasurer

John E. Graham, Jr.
Vice President – Business Affairs and Corporate Communications

Daniel W. Houser
Vice President, Controller,
Chief Accounting Officer and Assistant Treasurer

W. Grant Lynch, Jr.
Vice President of International Speedway Corporation,
President of Talladega Superspeedway, LLC

Glenn R. Padgett
Vice President, Chief Counsel – Operations, Assistant Secretary
and Chief Compliance Officer

Paul D. H. Phipps
Vice President and Chief Marketing Officer

Leslie A. Richter
Vice President – Special Projects

BOARD OF DIRECTORS

WILLIAM C. FRANCE
Chairman of the Board
International Speedway Corporation





JAMES C. FRANCE
Chief Executive Officer
International Speedway Corporation

LESA FRANCE KENNEDY
President
International Speedway Corporation





LARRY AIELLO, JR.[1]
President and Chief Executive Officer
Corning Cable Systems

J. HYATT BROWN[1]
Chairman and Chief Executive Officer
Brown & Brown, Inc.





JOHN R. COOPER[2]
Retired as Vice President
International Speedway Corporation

BRIAN Z. FRANCE
Chairman and Chief Executive Officer
NASCAR, Inc.





WILLIAM P. GRAVES[1]
President and Chief Executive Officer
American Trucking Associations

CHRISTY F. HARRIS
Attorney in private practice of
business and commercial law





RAYMOND K. MASON, JR.[1]
Chairman and President
Centerbank of Jacksonville, N.A.

GREGORY W. PENSKE[1]
President
Penske Automotive Group, Inc.





EDWARD H. RENSI[1]
Retired as President and
Chief Executive Officer
McDonald's USA
Chairman and Chief Executive Officer
Team Rensi Motorsports

LLOYD E. REUSS[1]
Retired as President
General Motors Corporation





THOMAS W. STAED[1]
Chairman
Staed Family Associates, Ltd.

[1]Independent
Board Member

[2]Advisory
Board Member



A MOTORSPORTS
ENTERTAINMENT COMPANY

INTERNATIONAL SPEEDWAY CORPORATION
POST OFFICE BOX 2801
DAYTONA BEACH, FLORIDA 32120-2801
386-254-2700

FOR TICKETS, MERCHANDISE AND INFORMATION
1-800-PITSHOP
WWW.ISCMOTORSPORTS.COM